Exhibit 2

Consolidated
Financial
Statements
Sun Life Financial Inc.
For the Year Ended December 31, 2008
February 11, 2009
Life’s brighter under the sun

FINANCIAL REPORTING RESPONSIBILITIES
Financial Reporting Responsibilities
Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 9 on page 42. The report of the Appointed Actuary appears on page 82.
The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, conduct an independent audit of the Consolidated Financial Statements and meet separately with both management and the Audit Committee to discuss the results of their audit. The auditors’ report to the Board and shareholders appears on page 83.
Donald A. Stewart
Chief Executive Officer
Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 11, 2009

Sun Life Financial Inc.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting
Management of Sun Life Financial is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as defined under rules adopted by the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, as of December 31, 2008, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2008.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2008. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2008.
Donald A. Stewart
Chief Executive Officer
Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 11, 2009

www.sunlife.com Annual Report 2008

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Operations

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)
	2008	2007	2006	*

REVENUE
Premium income:
Annuities	$3,592	$3,530	$5,380
Life insurance	5,928	6,010	6,168
Health insurance	4,067	3,584	3,061

	13,587	13,124	14,609

Net investment income (loss) (Note 5):
Change in fair value of held-for-trading assets	(7,399)	(1,558)
Income (loss) from derivative investments	(220)	86
Net gains (losses) on available-for-sale assets	(241)	101
Other net investment income	6,078	6,223	6,664
Gain on sale of equity investment (Note 3)	1,015	—	—

	(767)	4,852	6,664

Fee income	2,743	3,212	3,014

	15,563	21,188	24,287

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	5,310	6,250	5,707
Annuity payments	1,380	1,398	1,388
Death and disability benefits	2,844	2,620	2,438
Health benefits	2,938	2,616	2,253
Policyholder dividends and interest on claims and deposits	1,303	1,360	1,109

	13,775	14,244	12,895
Net transfers to (from) segregated funds	539	952	835
Increase (decrease) in actuarial liabilities (Note 9)	(4,429)	(2,515)	2,525
Commissions	1,545	1,811	1,916
Operating expenses (Note 16)	3,003	3,260	3,028
Premium taxes	227	240	205
Interest expense (Notes 11, 12 and 13)	366	349	323

	15,026	18,341	21,727

INCOME BEFORE INCOME TAXES AND
NON-CONTROLLING INTERESTS	537	2,847	2,560
Income taxes expense (benefit) (Note 19)	(343)	522	389
Non-controlling interests in net income of subsidiaries (Note 14)	23	35	27

TOTAL NET INCOME	857	2,290	2,144
Less: Participating policyholders’ net income (loss)	2	2	7

SHAREHOLDERS’ NET INCOME	855	2,288	2,137
Less: Preferred shareholder dividends	70	69	48

COMMON SHAREHOLDERS’ NET INCOME	$785	$2,219	$2,089

Average exchange rates:
U.S. dollars	1.07	1.07	1.13
U.K. pounds	1.96	2.15	2.09

Earnings per share
Basic	$1.40	$3.90	$3.62
Diluted	$1.37	$3.85	$3.58

Weighted average shares outstanding in millions (Note 17)
Basic	561	569	577
Diluted	562	572	580

*	The 2006 financial statements have not been restated as a result of the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

AS AT DECEMBER 31 (in millions of Canadian dollars)
	2008	2007

ASSETS
Bonds — held-for-trading (Note 6)	$48,458	$50,608
Bonds — available-for-sale (Note 6)	10,616	9,148
Mortgages and corporate loans (Note 6)	22,302	20,742
Stocks — held-for-trading (Note 6)	3,440	4,438
Stocks — available-for-sale (Note 6)	1,018	788
Real estate (Note 5)	4,908	4,303
Cash, cash equivalents and short-term securities	8,879	5,500
Derivative assets (Notes 5 and 6)	2,669	1,947
Policy loans and other invested assets	3,585	4,349
Other invested assets — held-for-trading (Note 6)	380	440
Other invested assets — available-for-sale (Note 6)	623	757

Invested assets	106,878	103,020
Goodwill (Note 7)	6,598	6,018
Intangible assets (Note 7)	878	775
Other assets (Note 8)	5,479	4,478

Total general fund assets	$119,833	$114,291

Segregated funds net assets	$65,762	$73,205

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 9)	$81,411	$79,830
Amounts on deposit	4,079	3,747
Deferred net realized gains (Note 5)	251	276
Senior debentures (Note 11)	3,013	3,014
Derivative liabilities (Notes 5 and 6)	3,219	638
Other liabilities (Note 12)	7,831	7,675

Total general fund liabilities	99,804	95,180
Subordinated debt (Note 13)	2,576	1,796
Non-controlling interests in subsidiaries (Note 14)	44	98
Total equity	17,409	17,217

Total general fund liabilities and equity	$119,833	$114,291

Segregated funds contract liabilities	$65,762	$73,205

Exchange rate at balance sheet date:
U.S. dollars	1.22	1.00
U.K. pounds	1.78	1.98
The attached notes form part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart	Krystyna T. Hoeg
Chief Executive Officer	Director

www.sunlife.com Annual Report 2008

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Equity

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	PARTICIPATING
	POLICYHOLDERS	SHAREHOLDERS	2008	2007	2006 *

PREFERRED SHARES
Balance, beginning of year	$—	$1,495	$1,495	$1,250	$712
Preferred shares issued (Note 15)	—	—	—	250	550
Issuance costs, net of taxes (Note 15)	—	—	—	(5)	(12)

Balance, end of year	—	1,495	1,495	1,495	1,250

COMMON SHARES
Balance, beginning of year	—	7,033	7,033	7,082	7,173
Stock options exercised (Note 18)	—	10	10	66	73
Common shares purchased for cancellation (Note 15)	—	(60)	(60)	(115)	(164)

Balance, end of year	—	6,983	6,983	7,033	7,082

CONTRIBUTED SURPLUS
Balance, beginning of year	—	62	62	72	66
Stock-based compensation (Note 18)	—	58	58	1	18
Stock options exercised (Notes 15 and 18)	—	(2)	(2)	(11)	(12)

Balance, end of year	—	118	118	62	72

RETAINED EARNINGS
Balance, beginning of year, as previously reported	109	11,282	11,391	10,117	9,095
Adjustment for change in accounting policy (Note 2)	—	—	—	192	—

Balance, beginning of year, after change in accounting policy	109	11,282	11,391	10,309	9,095
Net income	2	855	857	2,290	2,144
Dividends on common shares	—	(809)	(809)	(752)	(663)
Dividends on preferred shares	—	(70)	(70)	(69)	(48)
Common shares purchased for cancellation (Note 15)	—	(157)	(157)	(387)	(411)

Balance, end of year	111	11,101	11,212	11,391	10,117

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, beginning of year	(14)	(2,750)	(2,764)	(1,337)	(1,500)
Adjustment for change in accounting policy (Note 2)	—	—	—	359	—

Balance, beginning of year, after change in accounting policy	(14)	(2,750)	(2,764)	(978)	(1,500)
Total other comprehensive income (loss)	9	356	365	(1,786)	163

Balance, end of year	(5)	(2,394)	(2,399)	(2,764)	(1,337)

Total retained earnings and accumulated other comprehensive income	106	8,707	8,813	8,627	8,780

Total equity	$106	$17,303	$17,409	$17,217	$17,184

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, end of year, consists of:
Unrealized (losses) gains on available-for-sale assets	$—	$(1,429)	$(1,429)	$25	$—
Unrealized foreign currency translation (losses) gains, net of hedging activities	(5)	(1,044)	(1,049)	(2,821)	(1,337)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	79	79	32	—

Balance, end of year	$(5)	$(2,394)	$(2,399)	$(2,764)	$(1,337)

Consolidated Statements of Comprehensive Income

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2008	2007	2006	*

Total net income	$857	$2,290	$2,144
Other comprehensive income (loss), net of taxes (Note 20):
Unrealized foreign currency translation gains (losses), excluding hedges	2,162	(1,781)	167
Unrealized foreign currency gains (losses), net investment hedges	(396)	282
Net adjustment for foreign exchange losses (gains) (Note 23)	6	3	(4)
Unrealized gains (losses) on available-for-sale assets	(1,653)	(238)
Reclassifications to net income for available-for-sale assets	199	(84)
Unrealized gains (losses) on cash flow hedging instruments	24	40
Reclassifications to net income for cash flow hedges	23	(8)

Total other comprehensive income (loss)	365	(1,786)	163

Total comprehensive income (loss)	1,222	504	2,307

Less: Participating policyholders’ net income (loss)	2	2	7
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	9	(5)	—

Shareholders’ comprehensive income (loss)	$1,211	$507	$2,300

*	The 2006 financial statements have not been restated as a result of the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2008	2007	2006*

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$857	$2,290	$2,144
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(4,392)	(2,328)	2,538
Unrealized (gains) losses on held-for-trading assets and derivatives	7,383	2,447
Amortization of:
Net deferred realized and unrealized gains on investments	(136)	(121)	(751)
Deferred acquisition costs and intangible assets	74	89	137
Write-down of intangible asset	—	52	—
(Gain) loss on foreign exchange (Note 5)	22	(37)	14
Future income taxes	(489)	453	(335)
Provisions for losses (recoveries) on investments	4	2	(10)
Stock-based compensation (Note 18)	31	96	80
Accrued expenses and taxes	(424)	(109)	129
Investment income due and accrued	6	(7)	(6)
Other changes in other assets and liabilities	(560)	(649)	550
Gain on sale of equity investment (Note 3)	(1,015)	—	—
Realized (gains) losses on held-for-trading and available-for-sale assets	410	(1,065)	—
New mutual fund business acquisition costs capitalized	(56)	(69)	(66)
Redemption fees of mutual funds	22	24	45

Net cash provided by operating activities	1,737	1,068	4,469

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	(17)	113	28
Issuance of senior financing (Note 12)	118	929	—
Collateral on senior financing (Note 12)	(258)	—	—
Issuance of senior debentures (Note 11)	—	250	1,000
Redemption of senior debentures (Note 11)	—	(727)	—
Issuance of subordinated debt (Note 13)	746	398	—
Redemption and maturity of subordinated debt (Note 13)	—	(28)	—
Issuance of preferred shares (Note 15)	—	250	550
Payments to underwriters (Note 15)	—	(9)	(18)
Issuance of common shares on exercise of stock options	8	55	61
Common shares purchased for cancellation (Note 15)	(217)	(502)	(575)
Dividends paid on common shares	(809)	(752)	(633)
Dividends paid on preferred shares	(70)	(69)	(57)

Net cash provided by (used in) financing activities	(499)	(92)	356

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of:
Bonds	15,697	21,091	29,644
Mortgages and corporate loans	5,624	6,279	2,590
Stocks	1,715	3,456	1,572
Real estate	109	221	204
Purchases of:
Bonds	(15,706)	(20,896)	(31,104)
Mortgages and corporate loans	(5,746)	(7,159)	(3,938)
Stocks	(1,915)	(3,298)	(2,203)
Real estate	(320)	(628)	(523)
Policy loans	(162)	(69)	(87)
Short-term securities	215	(658)	1,120
Cash cost of acquisition (Note 3)	—	(725)	—
Cash and cash equivalents acquired on acquisition (Note 3)	—	132	—
Net cash from sale of equity investment (Note 3)	1,546	—	—
Other investments	723	244	78

Net cash provided by (used in) investing activities	1,780	(2,010)	(2,647)

Changes due to fluctuations in exchange rates	642	(299)	18

Increase (decrease) in cash and cash equivalents	3,660	(1,333)	2,196
Cash and cash equivalents, beginning of year	3,603	4,936	2,740

Cash and cash equivalents, end of year	7,263	3,603	4,936
Short-term securities, end of year	1,616	1,897	1,303

Cash, cash equivalents and short-term securities, end of year	$8,879	$5,500	$6,239

Supplementary Information
Cash and cash equivalents:
Cash	$745	$399	$642
Cash equivalents	6,518	3,204	4,294

	$7,263	$3,603	$4,936

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$381	$319	$303

Income taxes, net of refunds	$467	$499	$567

*	The 2006 financial statements have not been restated as a result of the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

www.sunlife.com Annual Report 2008

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Changes in Segregated Funds Net Assets

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2008	2007	2006

ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$9,236	$9,921	$7,444
Life insurance	1,683	3,399	1,309

	10,919	13,320	8,753
Net transfers (to) from general funds	539	952	835
Net realized and unrealized (losses) gains	(17,772)	(210)	5,386
Other investment income	2,481	3,813	2,637

	(3,833)	17,875	17,611

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	7,843	8,793	7,910
Management fees	861	867	747
Taxes and other expenses	188	189	137
Effect of changes in currency exchange rates	(5,282)	5,610	(988)

	3,610	15,459	7,806

Net additions (reductions) to segregated funds for the year	(7,443)	2,416	9,805
Segregated funds net assets, beginning of year	73,205	70,789	60,984

Segregated funds net assets, end of year	$65,762	$73,205	$70,789

Consolidated Statements of Segregated Funds Net Assets

AS AT DECEMBER 31(in millions of Canadian dollars)
	2008	2007

ASSETS
Segregated and mutual fund units	$49,392	$58,185
Stocks	5,178	7,376
Bonds	9,771	7,868
Cash, cash equivalents and short-term securities	863	863
Real estate	153	202
Mortgages	43	38
Other assets	2,068	906

	67,468	75,438

LIABILITIES	1,706	2,233

Net assets attributable to segregated funds policyholders	$65,762	$73,205

Investments held within segregated funds are not impacted by the changes in accounting policies adopted in 2007 (Note 2).
The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Accounting Policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. (SLF Inc.) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). SLF Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements

•	the disclosure of contingent assets and liabilities at the date of the financial statements

•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 26.
The significant accounting policies used in the preparation of these Consolidated Financial Statements are summarized below.
BASIS OF CONSOLIDATION
The Consolidated Financial Statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations and the Company’s share of other comprehensive income (OCI) in the consolidated statements of comprehensive income. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the Consolidated Financial Statements.
BONDS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Bonds are designated as held-for-trading or available-for-sale and are carried at fair value. Generally, bonds supporting the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading bonds are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Because the value of actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the change in fair value of the assets, except for changes in the fair value of the assets that are due to other-than-temporary impairment. Bonds not supporting the Company’s actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale bonds are recorded to unrealized gains and (losses) in OCI.
Purchases and sales of bonds are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond. Transaction costs for bonds classified as held-for-trading are expensed immediately, while transaction costs for bonds classified as available-for-sale are capitalized on initial recognition and are recognized in income using the effective interest method.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
Realized gains and losses on the sale of available-for-sale bonds are reclassified from accumulated OCI and recorded as net gains (losses) on available for sale assets on the consolidated statements of operations. Since held-for-trading bonds are measured at fair value, realized gains and losses are included with unrealized gains and losses in changes in fair value of held-for-trading assets in the consolidated statements of operations. Interest income earned on both held-for-trading and available-for-sale bonds is recorded as other net investment income on the consolidated statements of operations.
Bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Since held-for-trading bonds are recorded at fair value with changes in fair value recorded to income, any reduction in value of the asset due to impairment is already reflected in investment income. Impairment of held-for-trading bonds may impact the change in actuarial liabilities due to the impact of impairment on future cash flows. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
For 2006, the Company followed a different accounting policy for bonds. Bonds were carried at amortized cost, net of allowances for losses and included corporate loans that did not meet the definition of a debt security under the current financial instrument standards. Realized gains and losses on the sales of bonds were deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity. When a bond was classified as impaired, allowances for losses were established to adjust the carrying value of the asset to its net recoverable amount. Allowances for losses, and write-offs of specific investments net of recoveries, were charged against net investment income. Once the conditions causing the impairment improved and future payments were reasonably assured, allowances were reduced and the invested asset was no longer classified as impaired. Sectoral allowances were also established for classes of assets when there was concern about the ultimate collection of principal or interest.
MORTGAGES AND CORPORATE LOANS
Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Purchases and sales of mortgages and corporate loans are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the asset. Transaction costs on mortgages and corporate loans are capitalized on initial recognition and are recognized in income using the effective interest method.
Realized gains and losses on the sale of mortgages and corporate loans are recorded in other net investment income on the consolidated statements of operations. Interest income earned is recorded as other net investment income on the consolidated statements of operations.
Mortgages and corporate loans are classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.
For 2006, the Company followed a different accounting policy for mortgages and corporate loans. Corporate loans were included with bonds and accounted for as described for bonds. Realized gains and losses on the sales of mortgages were deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
STOCKS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Stocks are designated as held-for-trading or available-for-sale and are generally carried at fair value. Stocks that do not have a quoted market price in an active market and that are designated as available-for-sale are carried at cost. Generally, stocks supporting the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading stocks are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Because the value of actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the change in fair value of the assets, except for changes in the fair value of the assets that are due to other-than-temporary impairment. Stocks not supporting the Company’s actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale stocks are recorded to unrealized gains and (losses) in OCI.
Purchases and sales of stocks are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as net gains (losses) on available-for-sale assets on the consolidated statements of operations. Since held-for-trading stocks are measured at fair value, realized gains and losses are included with unrealized gains and losses in changes in fair value of held-for-trading assets in the consolidated statements of operations. Dividends received on both held-for-trading and available-for-sale stocks are recorded as other net investment income on the consolidated statements of operations.
Stocks are tested for impairment on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired held-for-trading and available-for-sale stocks is the same as described previously for bonds.
For 2006, the Company followed a different accounting policy for stocks. Stocks were originally recorded at cost and the carrying value was adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks were deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. Impairment was tested on an entire portfolio basis and write-downs were recorded for any other than temporary decline in the aggregate value of the stock portfolio.
DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are required to be classified as held-for-trading unless designated as a hedge for accounting purposes. The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. The Company chose a transition date of January 1, 2003 for embedded derivatives and, therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date.
All derivatives, including derivatives designated as hedges for accounting purposes and embedded derivatives, are recorded on the consolidated balance sheets at fair value. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities. The accounting for the changes in fair value of derivatives depends on whether or not they are designated as hedges for accounting purposes.
Derivatives not designated as accounting hedges (derivative investments) and embedded derivatives
Derivative investments are derivatives that have not been designated as hedges for accounting purposes. Derivative investments and embedded derivatives are recorded on the consolidated balance sheets at fair value with changes in fair value recorded to income (loss) from derivative investments in the consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income (loss) from derivative investments.
Derivatives designated as hedges for accounting purposes
Hedge accounting is applied to certain derivatives to reduce income statement volatility. All derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. The accounting for the change in fair value of these derivatives depends on the type of hedge they are designated as for accounting purposes.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
Fair value hedges
Certain interest rate swaps, cross currency swaps and equity forwards are designated as hedges of the interest rate, foreign currency or equity exposures associated with available-for-sale assets. Changes in fair value of the derivatives are recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are recorded to other net investment income.
Cash flow hedges
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. Changes in fair value based on spot price changes are recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net investment hedges
The Company uses currency swaps and/or forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.
For 2006, the Company followed a different accounting policy for derivative financial instruments. Most of the Company’s derivatives were accounted for as either fixed term portfolio investments at amortized cost or equity portfolio investments using a moving average market method such as was used for stocks. Generally, derivatives accounted for at amortized cost were off-balance sheet and the net receivables and payables were accrued to other assets or other liabilities with the net spread recorded to other investment income. Realized gains or losses associated with these derivatives were deferred and amortized to net investment income. Option premiums were deferred in other invested assets and amortized to net investment income over the term of the options. Certain equity derivative instruments that were used to manage exposure from stock-based compensation plans and stock market fluctuations in the actuarial liabilities were recorded at fair value in other invested assets or other liabilities, with changes in fair value recognized in other net investment income. Certain derivatives were designated as hedges for accounting purposes. All derivatives designated as hedges for accounting purposes were documented at inception and hedge effectiveness was assessed on a quarterly basis. Generally, the accounting for the derivatives designated as hedges for accounting purposes followed the accounting for the underlying hedged item. Embedded derivatives were not separately identified and accounted for.
REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Fair value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of fair values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash, cash equivalents and short-term securities are highly liquid investments. Cash equivalents have an original term to maturity of less than three months, while short-term securities have a term to maturity exceeding three months but less than one year. Effective January 1, 2007, cash equivalents and short-term securities are designated as held-for-trading and are recorded at fair value with changes in fair value reported in changes in fair value of held-for-trading assets on the consolidated statements of operations. In 2006, cash equivalents and short-term securities were carried at amortized cost.
POLICY LOANS AND OTHER INVESTED ASSETS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
Policy loans and other invested assets on the consolidated balance sheets include investments accounted for by the equity method, leases and joint ventures.
OTHER INVESTED ASSETS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These assets are supporting the Company’s actuarial liabilities or are investments held within the non-insurance subsidiaries of the Company. Held-for-trading assets are reported on the consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the consolidated statements of operations. Other invested assets designated as available-for-sale include investments in limited partnerships. These investments are accounted for at cost since these assets are not traded in an active market. Distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also include investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include deferred acquisition costs on insurance and annuity product sales.
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets, and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate reporting units to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from 2 to 10 years.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.
SENIOR DEBENTURES AND SUBORDINATED DEBT
Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method.
INCOME TAXES
The Company uses the asset and liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates. Future income tax assets are recognized to the extent that they are more likely than not to be realized.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
PREMIUM AND FEE INCOME RECOGNITION
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue. Fee income includes fund management fees, as well as mortality, policy administration and surrender charges on segregated funds, and is recognized on an accrual basis.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the unrealized foreign currency translation gains (losses) of the consolidated statements of comprehensive income. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as part of accumulated other comprehensive income in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in other comprehensive income is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
A description of the Company’s pension and other post-retirement benefits is included in Note 22.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the fair value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized.
STOCK-BASED COMPENSATION
A description of the Company’s stock-based compensation plans is included in Note 18.
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expenses with an offset to contributed surplus in the consolidated statements of equity. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of SLF Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new CICA Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 10 of these Consolidated Financial Statements.
INCOME STATEMENT PRESENTATION OF A TAX LOSS CARRYFORWARD RECOGNIZED FOLLOWING AN UNREALIZED GAIN RECORDED IN OTHER COMPREHENSIVE INCOME
In the third quarter of 2008, the Company adopted, on a retrospective basis, Emerging Issues Committee (EIC) 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income. This EIC requires that tax benefits from the recognition of tax loss carryforwards resulting from the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, be recognized in net income. The adoption of this EIC did not have a material impact on the Consolidated Financial Statements.
FINANCIAL INSTRUMENTS — RECOGNITION, MEASUREMENT, DISCLOSURE AND PRESENTATION
In the fourth quarter of 2008, the Company adopted the amendments to CICA Handbook Sections 3855, Financial Instruments — Recognition and Measurement, 3861, Financial Instruments — Disclosure and Presentation, and 3862, Financial Instruments — Disclosures. The amendments permit reclassification of financial assets in specified circumstances. Since the Company’s assets that were designated as held-for-trading upon adoption of Sections 3855, 3861 and 3862 are not permitted to be reclassified under the provisions of the amendments, the adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
ADOPTED IN 2007
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME:
A) SUMMARY OF THE STANDARDS:
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Recognition, derecognition and measurement policies followed in prior years’ financial statements were not reversed and therefore, prior period financial statements have not been restated. Under these standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale, and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in OCI.
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies (Cont’d)
The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a statement of comprehensive income and its components, as well as the components of accumulated OCI, in its Consolidated Financial Statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211 are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
B) IMPACT OF ADOPTION:
The accounting policies for the financial instruments and investments significantly impacted by the adoption of these Sections are described in detail in Note 1.
As a result of the adoption of these Sections, the Company recorded an increase to opening retained earnings on January 1, 2007 of $192. $186 was allocated to shareholders and $6 was allocated to participating policyholders. The adjustment to retained earnings is due to the recording of held-for-trading assets and derivatives at fair value, the reversal of deferred net realized gains, and an adjustment for the change in actuarial liabilities, all net of applicable income taxes. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to retained earnings on transition and in income subsequent to transition.
The Company also recorded an increase in opening OCI of $359 and reclassified the currency translation account of $(1,337) to OCI on January 1, 2007. The increase in opening OCI is due to the recording of available-for-sale assets at fair value and adjustments for cash flow and net investment hedges, all net of applicable income taxes. Assets designated as available-for-sale generally are not supporting actuarial liabilities.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international financial reporting standards. The Company will adopt the new standards on January 1, 2009. The Company does not expect the adoption of this Section to have a material impact on the Consolidated Financial Statements.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies (Cont’d)
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
On April 7, 2008, the Canadian Accounting Standards Board (“AcSB”) released an Omnibus exposure draft entitled “Adopting IFRS in Canada”, which covers among other things, the incorporation of IFRS into the CICA Handbook. The exposure draft calls for Canadian publicly accountable entities to adopt IFRS for fiscal years beginning on or after January 1, 2011 with disclosure requirements beginning in 2008. As a result, IFRS will be adopted by the Company on January 1, 2011 and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011. The IFRS accounting standard for insurance contracts, IFRS 4 — Phase II which deals with recognition and measurement is still under development. A discussion paper was published in May 2007 and an exposure draft is not expected until 2009 and the final standard is not expected before 2011. The Company is currently going through the assessment and evaluation phase of its IFRS implementation project to determine the effect on its processes, systems and financial statements upon adoption.
3. Acquisitions and Disposals
ACQUISITIONS
On May 31, 2007, the Company acquired the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725. Genworth EBG Business results are included in 2007 income reported from June 1, 2007. Genworth EBG Business results and assets, including goodwill, are included in the SLF U.S. reportable segment in these Consolidated Financial Statements.
The acquired business complemented the Company’s existing U.S. group business platform and increased the Company’s market share across its U.S. group lines of business. The acquisition increased the Company’s access to markets, broadened its product and service offerings and strengthened its distribution platform. The acquired intangible asset is a distribution network of $71 which is subject to amortization on a straight-line basis over its projected economic life of 25 years. $315 of the goodwill was deductible for tax purposes.
The acquisition is summarized below:

2007
Genworth EBG Business

Percentage of shares acquired	100%
Invested assets acquired	$977
Other assets acquired (1)	129

1,106

Actuarial liabilities and other policy liabilities acquired	654
Amounts on deposit acquired	49
Other liabilities acquired	38

$741

Net balance sheet assets acquired	$365

Consideration:
Cash cost of acquisition	$709
Transaction and other related costs	16

Total consideration	$725

Goodwill on acquisition	$360

Cash and cash equivalents acquired	$132

(1)	Other assets acquired includes $71 of intangible assets.
On June 22, 2007, the Company purchased approximately two million of additional trust units of CI Financial Income Fund for $66 in order to maintain its existing combined interest of 36.5% in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation. The purchase resulted in a $57 increase to goodwill and an $8 increase to intangible assets for equity accounting purposes.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Acquisitions and Disposals (Cont’d)
In the fourth quarter of 2006, the Company increased its ownership interest in CI Financial by 0.74% by purchasing approximately two million units of CI Financial Income Fund for $55. The purchase resulted in a $36 increase to goodwill and a $16 increase to intangible assets for equity accounting purposes.
DISPOSALS
On December 12, 2008, the Company sold its 37% interest in CI Financial to the Bank of Nova Scotia in exchange for cash of $1,552, common shares with a fair value of $437 and preferred shares with a fair value of $250 for total proceeds of $2,239. The investment was accounted for by the equity method and had a carrying value of $1,218 as at the date of sale, which was included in policy loans and other invested assets on the consolidated balance sheets prior to the date of sale. The carrying value included goodwill of $377, indefinite-life intangible assets of $757 and finite-life intangible assets of $9. A pre-tax gain of $1,015, net of transaction costs of $6, was recorded in net investment income in the fourth quarter ($825 net of taxes).
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these Consolidated Financial Statements.
On November 7, 2007, the Company sold the U.S. subsidiaries that comprise the Independent Financial Marketing Group (IFMG) business, to LPL Holdings, Inc. The sale is not material to these Consolidated Financial Statements.
4. Segmented Information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for 2008 consists mainly of interest of $144 ($146 in 2007 and $281 in 2006) and fee income of $52 in 2008 ($79 in 2007 and $78 in 2006).

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information (Cont’d)
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the year ended December 31, 2007 include the $43 write-down of intangible assets described in Note 7. The results for Corporate for 2008 include the net of tax gain on the sale of CI Financial of $825. Results and the equity method carrying value of the investment asset in CI Financial were included in SLF Canada for 2008 and prior periods.

Results by segment for the years ended December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

2008
Revenue	$7,927	$3,817	$1,381	$498	$2,144	$(204)	$15,563
Change in actuarial liabilities	$(854)	$(2,920)	$—	$(444)	$(200)	$(11)	$(4,429)
Interest expenses	$181	$263	$2	$—	$64	$(144)	$366
Income taxes expense (benefit)	$435	$(648)	$133	$22	$(285)	$—	$(343)
Total net income (loss)	$647	$(1,016)	$194	$33	$999	$—	$857

2007
Revenue	$9,285	$7,830	$1,687	$977	$1,634	$(225)	$21,188
Change in actuarial liabilities	$180	$(2,336)	$—	$10	$(368)	$(1)	$(2,515)
Interest expenses	$173	$236	$3	$—	$84	$(147)	$349
Income taxes expense (benefit)	$200	$142	$185	$23	$(28)	$—	$522
Total net income	$1,049	$584	$281	$123	$253	$—	$2,290

2006
Revenue	$9,333	$10,465	$1,662	$1,022	$2,164	$(359)	$24,287
Change in actuarial liabilities	$524	$1,717	$—	$244	$40	$—	$2,525
Interest expenses	$134	$211	$5	$—	$199	$(226)	$323
Income taxes expense (benefit)	$262	$21	$150	$17	$(61)	$—	$389
Total net income	$1,001	$449	$234	$101	$359	$—	$2,144

Assets by segment as at December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$—	$1,696	$4,290	$—	$65,762

2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information (Cont’d)
The following table shows revenue, net income (loss) and assets by country for Corporate:

	2008	2007	2006

Revenue:
United States	$580	$720	$618
United Kingdom	313	878	1,309
Canada	1,235	14	227
Other countries	16	22	10

Total revenue	$2,144	$1,634	$2,164

Total net income (loss):
United States	$(70)	$212	$190
United Kingdom	208	207	193
Canada	860	(153)	(17)
Other countries	1	(13)	(7)

Total net income (loss)	$999	$253	$359

Assets:
General funds:
United States	$3,647	$3,865	$4,715
United Kingdom	7,686	9,416	10,254
Canada	2,912	552	1,400
Other countries	128	134	147

Total general fund assets	$14,373	$13,967	$16,516

Segregated funds:
United Kingdom	$4,290	$6,842	$8,229

Total segregated funds net assets	$4,290	$6,842	$8,229

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of financial investment is described in Note 1.
A) FAIR VALUE OF FINANCIAL INVESTMENTS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

		2008			2007
	Carrying	Fair		Carrying	Fair
	Value	Value	Yield %	Value	Value	Yield %

ASSETS
Bonds — held-for-trading	$48,458	$48,458	5.90	$50,608	$50,608	5.89
Bonds — available-for-sale	10,616	10,616	5.50	9,148	9,148	5.62
Mortgages and corporate loans	22,302	22,485	5.99	20,742	21,046	6.18
Stocks — held-for-trading	3,440	3,440	2.57	4,438	4,438	2.64
Stocks — available-for-sale	1,018	1,020	3.19	788	788	3.57
Real estate	4,908	5,812	10.86	4,303	5,183	10.77
Policy loans	3,401	3,401	6.80	2,959	2,959	6.84
Cash, cash equivalents and short-term securities	8,879	8,879	n/a	5,500	5,500	n/a
Derivative assets	2,669	2,669	n/a	1,947	1,947	n/a
Other invested assets including held-for-trading and available-for-sale other invested assets	1,187	1,230	n/a	2,587	4,295	n/a

Total invested assets	$106,878	$108,010	5.80	$103,020	$105,912	6.01

Other invested assets include the Company’s investment in segregated funds, mutual funds, investments accounted for by the equity method, investments in limited partnerships and leases. Other invested assets for 2007 includes the Company’s investment in trust units and limited partnership units of CI Financial with a carrying value of $1,226 and fair value of $2,935. The Company sold its investment in CI Financial in the fourth quarter of 2008 as described in Note 3.
The preceding table includes only derivative financial instruments that have a positive fair value and are, therefore, recorded as assets on the consolidated balance sheets. Derivative liabilities with a fair value of $3,219 ($638 in 2007) are also included on the consolidated balance sheets.
i) FAIR VALUE METHODOLOGIES AND ASSUMPTIONS
The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, the determination of fair value is based on market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparison to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable market inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost and are not material to these Consolidated Financial Statements.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates.
The fair value of derivative financial instruments depends upon the type of derivative, and is determined primarily using observable market inputs. Fair value of exchange-traded futures are based on the quoted market prices, while fair value of interest rate and cross-currency swaps and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options are determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
Fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.

Fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Fair values of policy loans and cash are assumed to be equal to their carrying values, due to their nature. Fair values of cash equivalents and short-term securities are based on market yields. The fair values of other invested assets are determined by reference to quoted market prices.
ii) YIELD CALCULATION
Yield for all assets, excluding real estate, is calculated based on total net interest, dividend or other investment income divided by the total average amortized cost or cost of the assets, which includes accrued investment income. The yield for real estate was calculated the same as for other assets except that it is based on the average carrying value which includes deferred net realized gains.
B) REAL ESTATE INVESTMENTS
The carrying value of real estate by geographic location is as follows:

	2008	2007

Canada	$3,090	$2,828
United States	1,546	1,168
United Kingdom	271	306
Other	1	1

Total real estate	$4,908	$4,303

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate held for investment	$4,898	$5,802	$4,295	$5,175
Real estate held for sale	10	10	8	8

Total real estate	$4,908	$5,812	$4,303	$5,183

The carrying value of real estate that was non-income producing for the preceding 12 months was $151 in 2008 ($87 in 2007).
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains for real estate are shown in the following table.

	2008	2007

Balance, January 1	$276	$255
Net realized gains for the year	12	76
Amortization of deferred net realized gains	(33)	(36)
Effect of changes in currency exchange rates	(4)	(19)

Balance, December 31	$251	$276

Amortization of deferred net realized gains on real estate for 2006 recorded to income was $28.
C) DEFERRED NET REALIZED GAINS
In 2006 realized gains on bonds, stocks, mortgages and derivatives were deferred and amortized to income as described in Note 1. Gains on sales of real estate continue to be deferred and amortized and these deferred gains are included in section B of this note. The amortization of deferred net realized gains recorded to income in 2006 related to bonds, stocks, mortgages and derivatives was $549.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
D) NET INVESTMENT INCOME
Changes in fair value of held-for-trading assets recorded to net income for the years ended December 31 consists of the following:

	2008	2007

Bonds	$(5,852)	$(1,691)
Stocks	(1,432)	103
Other invested assets	(122)	33
Cash equivalents and short-term securities	7	(3)

Total changes in fair value of held-for-trading assets	$(7,399)	$(1,558)

Income from derivative investments consists of income from derivatives that are not classified as hedges for accounting purposes. Income from derivative investments on the consolidated statement of operations for the years ended December 31, consists of the following:

	2008	2007

Changes in fair value	$(154)	$75
Interest income	(70)	10
Other income	4	1

Total income from derivative investments	$(220)	$86

Other net investment income has the following components:

	2008	2007	2006

Interest income:
Bonds			$3,874
Held-for-trading bonds	$3,006	$3,091
Available-for-sale bonds	580	531
Mortgages and corporate loans	1,291	1,286	930
Policy loans	216	212	203
Cash, cash equivalents and short-term securities	147	231	170

Interest income	5,240	5,351	5,177
Dividends from stocks			103
Dividends on held-for-trading stocks	117	103
Dividends on available-for-sale stocks	24	23
Real estate income (net)(1)	332	300	260
Amortization of deferred net realized gains and unrealized gains and losses	136	121	751
Derivative realized and unrealized gains and losses (2)			116
Foreign exchange gains (losses)	(22)	37	(14)
Other income (3)	354	377	359
Investment expenses and taxes	(103)	(89)	(88)

Total other net investment income	$6,078	$6,223	$6,664

(1)	Includes operating lease rental income of $293 ($242 and $223, in 2007 and 2006, respectively).

(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value in 2006. Additional derivative gains of $31 in 2006 are included in other items (net).

(3)	Includes equity income from CI Financial of $190 in 2008 ($228 in 2007, and $167 in 2006).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The fair values of derivative financial instruments by major class of derivative as at December 31 are shown in the following table.

	2008		2007
	Fair Value		Fair Value
	Positive	Negative	Positive	Negative

Interest rate contracts	$1,801	$(2,135)	$286	$(555)
Foreign exchange contracts	487	(917)	1,281	(42)
Other contracts	381	(167)	380	(41)

Total derivatives	$2,669	$(3,219)	$1,947	$(638)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges as at December 31.

	2008			2007
	Total Notional	Fair Value		Total Notional	Fair Value
	Amount	Positive	Negative	Amount	Positive	Negative

Derivative investments (1)	$44,453	$2,377	$(2,479)	$37,074	$1,216	$(611)
Fair value hedges	2,983	—	(504)	2,577	237	(7)
Cash flow hedges	82	—	(37)	77	10	—
Net investment hedges	3,278	292	(199)	2,914	484	(20)

Total	$50,796	$2,669	$(3,219)	$42,642	$1,947	$(638)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a charge of $4 to income as hedge ineffectiveness for fair value hedges in other net investment income for the year ended December 31, 2008 ($14 to income for the year ended December 31, 2007).
During the third quarter of 2008, certain cross currency interest rate swaps designated as fair value hedging instruments were settled and the hedging relationships terminated as a result of the other-than-temporary impairment of the hedged available-for-sale bonds as described in Note 6Aiv).
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2009, 2010 and 2011. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amount excluded from hedge effectiveness assessment for cash flow hedges and recorded as a charge to other net investment income for 2008 was $6 for cash flow hedges (a charge of $3 in 2007). The Company expects to reclassify losses of $5 from accumulated OCI to net income within the next 12 months.
F) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Certain arrangements allow the Company to invest the cash collateral received for the securities loaned. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency. As at December 31, 2008, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $889($2,065 in 2007).

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
G) ASSET SECURITIZATIONS
In prior years, the Company sold commercial mortgages to a trust, which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities.

As at December 31, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts are as follows:

	2008	2007

Carrying value of retained interests	$70	$91
Fair value of retained interests	$70	$91
Weighted average remaining life (in years)	1.49-11.29	1.14-14.2
Discount rate	2.5%-12.5%	2.5%-12.5%
Anticipated credit losses	0.5%	0.5%
The sensitivity to a 10% and 20% adverse change in key assumptions did not have a material impact on the above fair values.
The following table summarizes certain cash flows received from securitization trusts in 2008, 2007 and 2006:

	2008	2007	2006
	Mortgages	Mortgages	Mortgages

Cash flows received on retained interests and servicing fees	$12	$14	$18
6. Financial Instrument Risk Management
The Company’s enterprise-wide risk management framework includes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight for the risk management activities within the Company’s business segments. The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures. The Company has a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposures. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Company’s Risk Review Committee on an annual basis. Further details of the risk management programs can be found in the Management’s Discussion and Analysis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. The Company does not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to measure the continuing effectiveness of its risk management strategies.
The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
A) CREDIT RISK
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest and/or principal when due. The Company mitigates credit risk through detailed credit and underwriting policies and comprehensive due diligence and credit analyses.
i) MAXIMUM EXPOSURE TO CREDIT RISK
The Company’s maximum credit exposure related to financial instruments is summarized in the following table. Maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	2008	2007

Cash, cash equivalents and short-term securities	$8,879	$5,500
Held-for-trading bonds (1)	48,458	50,608
Available-for-sale bonds	10,616	9,148
Mortgages	16,267	15,468
Corporate loans	6,035	5,274
Derivative assets (2)	2,669	1,947
Other financial assets (3)	2,704	2,722

Total balance sheet maximum credit exposure	$95,628	$90,667

Off-balance sheet items
Loan commitments (4)	$659	$1,332
Guarantees	51	98

Total off-balance sheet items	$710	$1,430

(1)	In addition to the carrying value, credit exposure may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

(2)	The positive market value is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(3)	Other financial assets include accounts receivable and investment income due and accrued as shown in Note 8.

(4)	Loan commitments include commitments to extend credit under commercial and residential mortgage loans and private bonds. Private bond commitments contain provisions that allow for withdrawal of the commitment if there is a deterioration in the credit quality of the borrower.
Collateral held and other credit enhancements
During the normal course of business, the Company invests in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to mitigate the credit exposure according to the Credit Support Annex (CSA), which forms part of the International Swaps and Derivatives Association’s (ISDA) Master Agreement. It is the Company’s common practice to execute a CSA in conjunction with an ISDA Master Agreement.
As at December 31, 2008, the Company held collateral assets with a fair value of $1,098 ($740 as at December 31, 2007) under certain derivative contracts and is usually permitted to sell or re-pledge this collateral. The Company has not sold or re-pledged any collateral. The assets pledged are primarily cash, US Treasuries, and other government securities. The terms and conditions related to the use of the collateral are consistent with industry practice.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
ii) CONCENTRATION RISK
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. The Company mitigates this risk through setting counterparty exposure limits and diversification requirements. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. It is the Company’s policy to diversify all investment portfolios. The Company’s mortgages and corporate loans are diversified by type and location and, for mortgage loans, by borrower.
The following tables provide details of the bonds, mortgages and corporate loans held as at December 31 by issuer country, geographic location and industry sector where applicable.
The carrying value of bonds by issuer country as at December 31 is shown in the following table.

	2008			2007
	Held-for-Trading	Available-for-	Total	Held-for-Trading	Available-for-	Total
	Bonds	Sale Bonds	Bonds	Bonds	Sale Bonds	Bonds

Canada	$18,184	$1,380	$19,564	$18,457	$1,567	$20,024
United States	19,533	7,270	26,803	20,452	5,865	26,317
United Kingdom	4,397	597	4,994	5,704	600	6,304
Other	6,344	1,369	7,713	5,995	1,116	7,111

Total Bonds	$48,458	$10,616	$59,074	$50,608	$9,148	$59,756

The carrying value of bonds by issuer and industry sector as at December 31 is shown in the following table.

	2008			2007
	Held-for-Trading	Available-for-		Held-for-Trading	Available-for-
	Bonds	Sale Bonds	Total	Bonds	Sale Bonds	Total

Bonds issued or guaranteed by:
Canadian federal government	$2,354	$489	$2,843	$2,320	$567	$2,887
Canadian provincial and municipal governments	6,064	262	6,326	5,849	336	6,185
U.S. Treasury and other U.S. agencies	1,462	571	2,033	1,055	372	1,427
Other foreign governments	3,295	467	3,762	3,195	521	3,716

Total government issued or guaranteed bonds	13,175	1,789	14,964	12,419	1,796	14,215
Corporate bonds by industry sector:
Financials	11,606	3,926	15,532	13,062	3,497	16,559
Utilities and energy	7,447	929	8,376	7,475	752	8,227
Telecom	2,329	885	3,214	2,136	666	2,802
Consumer staples and discretionary	5,429	1,374	6,803	5,185	952	6,137
Industrials	2,510	495	3,005	2,665	374	3,039
Other	1,641	451	2,092	1,730	429	2,159

Total corporate	30,962	8,060	39,022	32,253	6,670	38,923
Asset-backed securities	4,321	767	5,088	5,936	682	6,618

Total bonds	$48,458	$10,616	$59,074	$50,608	$9,148	$59,756

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
The carrying value of mortgages and corporate loans by geographic location as at December 31 are shown in the following tables. The carrying value of mortgages split into residential and non-residential mortgages is also included. Residential mortgages include mortgages for both single and multiple family dwellings.

	2008
					Total
	Mortgages			Corporate	Mortgages and
	Non-residential	Residential	Total	Loans	Corporate Loans

Canada	$5,896	$2,620	$8,516	$5,518	$14,034
United States	7,338	342	7,680	254	7,934
United Kingdom	71	—	71	—	71
Other	—	—	—	263	263

Total mortgages and corporate loans	$13,305	$2,962	$16,267	$6,035	$22,302

	2007
					Total
	Mortgages			Corporate	Mortgages and
	Non-residential	Residential	Total	Loans	Corporate Loans

Canada	$6,382	$2,723	$9,105	$4,818	$13,923
United States	6,005	274	6,279	258	6,537
United Kingdom	84	—	84	—	84
Other	—	—	—	198	198

Total mortgages and corporate loans	$12,471	$2,997	$15,468	$5,274	$20,742

iii) CONTRACTUAL MATURITIES OF BONDS, MORTGAGES, CORPORATE LOANS AND DERIVATIVES
The contractual maturities of bonds as at December 31, 2008, are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

	2008
	Held-for-Trading	Available-for-	Total
	Bonds	Sale Bonds	Bonds

Due in 1 year or less	$2,920	$1,043	$3,963
Due in years 2-5	12,253	2,874	15,127
Due in years 6-10	10,897	2,869	13,766
Due after 10 years	22,388	3,830	26,218

Total bonds	$48,458	$10,616	$59,074

As at December 31, 2008, the carrying value of scheduled mortgage and corporate loan maturities, before allowances for losses, are as follows.

	Mortgages	Corporate Loans	Total

2009	$1,360	$661	$2,021
2010	991	380	1,371
2011	1,275	608	1,883
2012	846	553	1,399
2013	1,141	945	2,086
Thereafter	10,667	2,898	13,565

Total mortgages and corporate loans, before allowances for losses	$16,280	$6,045	$22,325

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding as at December 31 by type of derivative and term to maturity:

	2008				2007
	Term to Maturity				Term to Maturity
	Under	1 to	Over		Under	1 to	Over
	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years	Total

Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$1,724	$10,846	$14,567	$27,137	$625	$7,453	$12,116	$20,194
Options purchased	682	669	2,249	3,600	60	283	1,841	2,184
Foreign exchange contracts:
Forward contracts	1,786	77	—	1,863	1,849	105	—	1,954
Swap contracts	191	3,821	5,123	9,135	222	3,157	5,351	8,730
Other contracts:
Options purchased	1,543	1,500	6	3,049	2,245	3,814	49	6,108
Options written	—	1,132	—	1,132	—	—	—	—
Forward contracts	79	59	—	138	648	53	—	701
Swap contracts	150	101	—	251	230	95	13	338
Credit derivatives	—	12	134	146	—	—	90	90
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,697	45	—	1,742	1,182	85	—	1,267
Foreign exchange contracts:
Futures contracts	323	—	—	323	34	—	—	34
Other contracts:
Futures contracts	2,280	—	—	2,280	1,042	—	—	1,042

Total notional amount	$10,455	$18,262	$22,079	$50,796	$8,137	$15,045	$19,460	$42,642

The following table provides the fair value of derivative instruments outstanding as at December 31 by term to maturity:

	2008				2007
	Term to Maturity				Term to Maturity
	Under	1 to	Over		Under	1 to	Over
	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years	Total

Total asset derivatives	$285	$886	$1,498	$2,669	$202	$1,034	$711	$1,947
Total liability derivatives	$(73)	$(933)	$(2,213)	$(3,219)	$(54)	$(101)	$(483)	$(638)

iv) ASSET QUALITY
The Company’s accounting policies for the recording and assessing of impairment are described in Note 1. Details concerning the credit quality of financial instruments held and considered impaired or temporarily impaired as at the current balance sheet date are described in the following sections.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Bonds by Credit Rating
Investment grade bonds are those rated BBB and above. The Company’s bond portfolio was 97.0% (97.6% in 2007) investment grade based on carrying value. The carrying value of bonds by rating is shown in the following table.

	2008			2007
	Held-for-Trading	Available-for-		Held-for-Trading	Available-for-
	Bonds	Sale Bonds	Total	Bonds	Sale Bonds	Total

Bonds by credit rating (1):
AAA	$9,119	$2,494	$11,613	$9,896	$2,214	$12,110
AA	9,183	1,635	10,818	9,567	1,501	11,068
A	14,805	3,326	18,131	15,443	2,538	17,981
BBB	13,826	2,893	16,719	14,382	2,773	17,155
BB and lower	1,525	268	1,793	1,320	122	1,442

Total bonds	$48,458	$10,616	$59,074	$50,608	$9,148	$59,756

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing the local liabilities, have been classified as investment grade.
Derivative Financial Instruments by Counterparty Credit Rating
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between counterparties. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2008, the Company had assets of $864 ($183 in 2007) pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.
The following tables show the derivative financial instruments with a positive fair value as at December 31, split by counterparty credit rating.

	2008
	Gross positive	Impact of	Net
	Replacement Cost(1)	Master Netting Agreements(2)	Replacement Cost(3)

Over-the-counter contracts:
AAA	$120	$(4)	$116
AA	865	(330)	535
A	1,666	(780)	886
Exchange-traded	18	(5)	13

Total	$2,669	$(1,119)	$1,550

	2007
	Gross positive	Impact of	Net
	Replacement Cost(1)	Master Netting Agreements(2)	Replacement Cost(3)

Over-the-counter contracts:
AAA	$260	$(10)	$250
AA	1,407	(216)	1,191
A	272	(79)	193
Exchange-traded	8	—	8

Total	$1,947	$(305)	$1,642

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default. The Company’s overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(3)	Gross positive replacement cost after netting agreements.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Mortgages and Corporate Loans Past Due or Impaired
The distribution of mortgages and corporate loans by credit quality as at December 31 are shown in the following tables.

	2008
	Gross Carrying Value			Allowance for Losses
		Corporate			Corporate
	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$16,171	$5,946	$22,117	$—	$—	$—
Past due:
Past due less than 90 days	17	17	34	—	—	—
Past due 90 to 179 days	—	14	14	—	—	—
Past due 180 days or more	1	9	10	—	—	—
Impaired	91	59	150	13	10	23

Balance, December 31	$16,280	$6,045	$22,325	$13	$10	$23

	2007
	Gross Carrying Value			Allowance for Losses
		Corporate			Corporate
	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$15,400	$5,200	$20,600	$7	$—	$7
Past due:
Past due less than 90 days	58	33	91	—	—	—
Past due 90 to 179 days	1	3	4	—	—	—
Impaired	26	52	78	10	14	24

Balance, December 31	$15,485	$5,288	$20,773	$17	$14	$31

Impaired mortgages and corporate loans of $19 as at December 31, 2008 ($4 of impaired mortgages as at December 31, 2007) do not have an allowance for losses because, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value of the mortgage or loan.
The weighted average investment in impaired mortgages and corporate loans, before allowances for losses was $46 as at December 31, 2008 ($43 in 2007). The carrying value of mortgages and corporate loans that were non-income producing for the preceding 12 months was $37 ($13 in 2007).
Changes in Allowances for Losses
The changes in the allowances for losses are as follows:

	Corporate
	Bonds	Mortgages	Loans	Other	Total

Balance, December 31, 2006	$54	$27	$—	$15	$96
Adjustment for change in accounting policy (Note 2)	(54)	—	13	(15)	(56)
Provision for losses	—	—	2	—	2
Write-offs, net of recoveries	—	(7)	(1)	—	(8)
Effect of changes in currency exchange rates	—	(3)	—	—	(3)

Balance, December 31, 2007	$—	$17	$14	$—	$31
Provision for losses	—	—	4	—	4
Write-offs, net of recoveries	—	(6)	(8)	—	(14)
Effect of changes in currency exchange rates	—	2	—	—	2

Balance, December 31, 2008	$—	$13	$10	$—	$23

Restructured Mortgages and Corporate Loans
Mortgages and corporate loans with a carrying value of $5 have had their terms renegotiated during the year ended December 31, 2008 (nil in 2007).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Possession of Collateral/Foreclosed Assets
During 2008, the Company took possession of the real estate collateral of $14 it held as security for mortgages ($8 of real estate held as collateral in 2007). These assets are either retained as real estate investments if they comply with the Company’s investment policy standards or sold.
Temporarily Impaired Available-for-Sale Assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	December 31, 2008		December 31, 2007
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale bonds	$7,041	$1,875	$4,895	$273
Available-for-sale stocks (1)	430	176	238	34
Available-for-sale other invested assets (2)	194	21	108	12

Total temporarily impaired financial assets	$7,665	$2,072	$5,241	$319

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $7 ($13 in 2007).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $215 ($120 in 2007).
Other-Than-Temporarily Impaired Available-for-Sale Assets
The Company wrote down $318 of impaired available-for-sale assets recorded at fair value during 2008 ($35 in 2007). Approximately $28 of the write-down during 2008 relates to impaired available-for-sale bonds that were part of fair value hedging relationships as described in Note 5Ei). These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
Impairment of Held-for-Trading Assets
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian generally accepted accounting principles. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
During 2008, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $608 (nil in 2007).
Non-Income Producing Bonds
There were no non-income producing bonds for the years ended December 31, 2008 and 2007.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
B) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to fund all cash outflow commitments as they fall due. The Company generally maintains a conservative liquidity position that exceeds anticipated demand liabilities. The Company’s asset-liability management process allows it to maintain its financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view of matching them with its liabilities of various durations. To strengthen its liquidity further, the Company actively manages and monitors its capital and asset levels, diversification and credit quality of its investments and cash forecasts and actual amounts against established targets. The Company also maintains liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc. and its subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
The contractual maturities of the Company’s significant financial liabilities and contractual commitments at December 31, 2008 are shown in the following table.

	Within	1 Year to	3 Years to	Over 5
	1 Year	3 Years	5 Years	Years	Total

General fund policyholder liabilities (1)	$13,078	$14,216	$11,536	$168,003	$206,833
Senior debentures and financing (2)	200	1,661	239	4,245	6,345
Subordinated debt (2)	154	307	1,375	2,225	4,061
Bond repurchase agreements and securities lending transactions	2,376	—	—	—	2,376
Accounts payable and accrued expenses	2,787	—	—	—	2,787
Borrowed funds (2)	66	158	145	66	435

Total liabilities	$18,661	$16,342	$13,295	$174,539	$222,837

Contractual commitments (3):
Contractual loan, equity and real estate commitments	$444	$551	$27	$50	$1,072
Operating lease commitments	102	161	104	58	425

Total contractual commitments	$546	$712	$131	$108	$1,497

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the consolidated financial statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)	Includes expected interest payments.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets. A further description of the commitments is included in Note 21A) and B).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
C) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As an international provider of financial services, the Company operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements in that country. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with the Company’s policy. As at December 31, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk on the Company’s actuarial liabilities and the assets supporting those liabilities is included in Note 9.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at December 31, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $400 to $450. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $400 to $450.
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk on the Company’s actuarial liabilities and the assets supporting those liabilities is included in Note 9.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at December 31, 2008, would result in an estimated after-tax increase in OCI of $50 to $100. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $50 to $100.
The Company’s equity portfolio is well diversified.
The carrying value of stocks by issuer country as at December 31 is shown in the following table.

	2008			2007
	Held-for-Trading	Available-for-	Total	Held-for-Trading	Available-for-	Total
	Stocks	Sale Stocks	Stocks	Stocks	Sale Stocks	Stocks

Canada	$1,724	$577	$2,301	$2,016	$222	$2,238
United States	942	396	1,338	1,141	566	1,707
United Kingdom	434	6	440	893	—	893
Other	340	39	379	388	—	388

Total stocks	$3,440	$1,018	$4,458	$4,438	$788	$5,226

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Goodwill and Intangible Assets
A) GOODWILL
In addition to the goodwill of $6,598 ($6,018 in 2007) shown on the consolidated balance sheets, goodwill of $377 in 2007 for investments accounted for by the equity method was included in other invested assets. The equity method goodwill was related to the Company’s investment in CI Financial which was sold in the fourth quarter of 2008 as described in Note 3. In addition to acquisitions and disposals of subsidiaries and equity method investments, transactions with the non-controlling interests also result in increases and decreases to goodwill. There were no write-downs of goodwill due to impairment during 2008, 2007 and 2006.
Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total

Balance, January 1, 2007	$3,768	$1,453	$508	$571	$6,300
Acquisitions (Note 3)	75	360	—	52	487
Disposals	(2)	(32)	—	(7)	(41)
Effect of changes in currency exchange rates	—	(237)	(75)	(39)	(351)

Balance, December 31, 2007	$3,841	$1,544	$433	$577	$6,395
Acquisitions (Note 3)	17	—	—	75	92
Disposals (Note 3)	(377)	(16)	—	(5)	(398)
Effect of changes in currency exchange rates	—	369	103	37	509

Balance, December 31, 2008	$3,481	$1,897	$536	$684	$6,598

B) INTANGIBLE ASSETS
In addition to the intangible assets of $878 ($775 in 2007) shown on the consolidated balance sheets, intangible assets of $766 for investments accounted for by the equity method were included in other invested assets in 2007. These intangible assets were related to the Company’s investment in CI Financial which was sold in the fourth quarter of 2008 as described in Note 3. There were no write-downs of intangible assets due to impairment during 2008, 2007 and 2006. During 2007, the Company retired the Clarica brand name as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in 2007 ($ 43 net of the related taxes of $9).
Amortization of intangible assets recorded in operating expenses during the year was $24 ($25 in 2007 and $25 in 2006). The Company expects to record amortization expenses of $24 to operating expenses each year for each of the next five years.
As at December 31, the components of the intangible assets are as follows:

	2008			2007
	Gross Carrying	Accumulated	Net	Gross Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-life intangible assets:
Sales potential of field force	$504	$74	$430	$486	$60	$426
Asset administration contracts	231	58	173	224	49	175
Other (1)	2	2	—	2	2	—

	737	134	603	712	111	601

Indefinite-life intangible assets:
Fund management contracts (2)	263	—	263	930	—	930
State licenses	12	—	12	10	—	10

	275	—	275	940	—	940

Total intangible assets	$1,012	$134	$878	$1,652	$111	$1,541

(1)	The asset has been fully amortized as at December 31, 2008.

(2)	Decrease in 2008 is due to the sale of CI Financial described in Note 3.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. Other Assets
Other assets consist of the following:

	2008	2007

Accounts receivable	$1,496	$1,629
Investment income due and accrued	1,208	1,093
Future income taxes (Note 19)	1,190	382
Deferred acquisition costs	154	139
Prepaid expenses	303	231
Premiums receivable	476	395
Accrued benefit asset (Note 22)	422	422
Capital assets	210	171
Other	20	16

Total other assets	$5,479	$4,478

Amortization of deferred acquisition costs charged to income amounted to $50 in 2008 ($64 and $112 in 2007 and 2006, respectively).
Capital assets are carried at a cost of $855 ($722 in 2007), less accumulated depreciation and amortization of $645 ($551 in 2007). Depreciation and amortization charged to operating expenses in the consolidated statements of operations totalled $63 in 2008 ($62 and $67 in 2007 and 2006, respectively).
9. Actuarial Liabilities and Other Policy Liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains on real estate are taken into account in establishing the actuarial liabilities. Prior to 2007, deferred net realized gains on bonds, stocks, mortgages and derivatives were also taken into account in establishing the actuarial liabilities.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
Provision for Policyholder Dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $877 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($906 in 2007 and $846 in 2006).
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2008
	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$13,548	$5,776	$2,722	$2,408	$24,454
Individual non-participating life	2,692	8,946	195	1,261	13,094
Group life	1,212	206	15	13	1,446
Individual annuities	9,192	10,468	—	3,572	23,232
Group annuities	6,011	3,854	426	—	10,291
Health insurance	5,497	1,127	1	99	6,724

Total actuarial liabilities	38,152	30,377	3,359	7,353	79,241
Add: Other policy liabilities(2)	587	801	76	706	2,170

Actuarial liabilities and other policy liabilities	$38,739	$31,178	$3,435	$8,059	$81,411

	2007
	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$14,388	$4,945	$2,671	$3,282	$25,286
Individual non-participating life	2,670	7,175	217	528	10,590
Group life	1,294	224	9	5	1,532
Individual annuities	9,272	10,404	—	4,163	23,839
Group annuities	5,963	4,024	323	—	10,310
Health insurance	5,392	901	—	86	6,379

Total actuarial liabilities	38,979	27,673	3,220	8,064	77,936
Add: Other policy liabilities(2)	591	621	63	619	1,894

Actuarial liabilities and other policy liabilities	$39,570	$28,294	$3,283	$8,683	$79,830

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2008
					Mortgages
	Bonds		Stocks		and
	Held-for	Available	Held-for	Available	Corporate	Real
	-Trading	-for-sale	-Trading	-for-sale	Loans	Estate	Other	Total

Individual participating life	$13,253	$—	$2,505	$10	$4,732	$3,312	$4,022	$27,834
Individual non-participating life	7,218	402	611	2	3,373	231	6,177	18,014
Group life	1,077	—	2	—	1,122	26	10	2,237
Individual annuities	16,280	60	11	—	5,761	—	3,854	25,966
Group annuities	6,750	307	60	5	3,145	150	1,025	11,442
Health insurance	3,872	—	1	1	3,255	106	681	7,916
Equity and other	8	9,847	250	1,000	914	1,083	13,322	26,424

Total assets	$48,458	$10,616	$3,440	$1,018	$22,302	$4,908	$29,091	$119,833

	2007
					Mortgages
	Bonds		Stocks		and
	Held-for	Available	Held-for	Available	Corporate	Real
	-Trading	-for-sale	-Trading	-for-sale	Loans	Estate	Other	Total

Individual participating life	$13,827	$—	$3,667	$13	$4,493	$2,947	$3,700	$28,647
Individual non-participating life	6,468	425	691	3	2,738	200	4,223	14,748
Group life	1,147	—	3	—	1,106	19	(32)	2,243
Individual annuities	18,392	57	18	—	5,724	—	1,081	25,272
Group annuities	6,722	—	58	5	2,831	122	866	10,604
Health insurance	4,048	—	1	—	2,908	66	398	7,421
Equity and other	4	8,666	—	767	942	949	14,028	25,356

Total assets	$50,608	$9,148	$4,438	$788	$20,742	$4,303	$24,264	$114,291

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2008	2007

Actuarial liabilities, January 1, before change in accounting policy	$77,936	$79,286
Adjustment for change in accounting policy (Note 2)	—	7,129

Actuarial liabilities, January 1, after change in accounting policy	77,936	86,415

Change in liabilities on in-force business	(7,777)	(5,201)
Liabilities arising from new policies	3,094	2,803
Significant changes in assumptions or methodology (1):
Gross increases	405	380
Gross decreases	(151)	(497)

Increase (decrease) in actuarial liabilities	(4,429)	(2,515)

Actuarial liabilities before the following:	73,507	83,900
Acquisition (Note 3)	—	536
Effect of changes in currency exchange rates	5,734	(6,500)

Actuarial liabilities, December 31	79,241	77,936
Add: Other policy liabilities	2,170	1,894

Actuarial liabilities and other policy liabilities, December 31	$81,411	$79,830

(1)	The increase in actuarial liabilities in 2008 included $296 from strengthening default assumptions on bonds and mortgages, and $109 from the receipt of more comprehensive information on liabilities accepted on our retrocession business. The decrease in 2008 included $151 for taking account of investment synergies between business units within SLF Canada and within SLF U.S. The increase in actuarial liabilities in 2007 included $123 from changes to the economic scenarios used in the calculation of actuarial liabilities, $107 for strengthening of longevity assumptions, and $150 for reductions in the long-term lapse rates for universal life policies written in Canada and the United States. The decrease in 2007 included $215 for reductions in mortality assumptions on life insurance liabilities and $282 for the recapture of reinsurance ceded to a Barbados subsidiary.
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
Changes in the fair value of assets backing actuarial and other policy liabilities would be substantially offset by a corresponding change in the fair value of the liabilities (including actuarial liabilities and related future income taxes and deferred net realized gains), resulting in limited impact on the Company’s equity.
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.
For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $120. For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $10. For annuities products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U. K. has also been assumed by SLF Reinsurance. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income by about $120.
Asset default
Assumptions related to investment returns include expected future credit losses on fixed income investments. Past Company and industry experience over the long term, as well as specific reviews of the current portfolio, are used to project credit losses.
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,320 determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for loss in the value of equity and real estate assets supporting actuarial liabilities.
Equity Market Movements
The majority of held-for-trading equities are held to back products such as participating or universal life lines where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or to the rate of interest credited; in these cases equity market movements are largely offset by changes in actuarial liabilities.
Much of the remainder of held-for-trading equities are held to back long-term fixed liabilities.
In addition, there are products such as segregated fund and annuity option guarantees where the liabilities are affected by movements in equity markets, even though mitigating hedging programs are in place. For these blocks the Company uses stochastic modelling techniques, which test a large number of different scenarios of future market returns, to estimate the actuarial liability for the various guarantees.
Overall, it is estimated the impact on the Company of an immediate 10% increase across all equity markets would be an increase in net income of $250 to $300; conversely, the impact of a decrease of 10% would be an immediate estimated decrease in net income of $275 to $350.
A 100 basis point reduction in future assumed equity and real estate returns would result in an estimated decrease in net income of about $500 to $600.
Interest rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or to the rate of interest credited. These products generally have minimum interest rate guarantees.
Effective January 1, 2007, as a result of adopting the requirements of Handbook Section 3855, the values of both held-for-trading bonds and actuarial liabilities are affected similarly by changes in interest rates. The estimated impact of an immediate 1% parallel increase in interest rates as at December 31, 2008, across the entire yield curve in all markets, would be an increase in net income of $100 to $150. Conversely an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $150 to $200.
Policy termination rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by about $190 if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to the Company, net income would be decreased by about $180 if the termination rate assumption were increased by 10%.
Operating expenses and inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 5% increase in unit expenses Company-wide would result in a decrease in net income of about $140.
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2008	2007	2006

Premiums:
Direct premiums	$14,124	$13,550	$14,947
Reinsurance assumed	585	564	574
Reinsurance ceded	(1,122)	(990)	(912)

	$13,587	$13,124	$14,609

Payments to policyholders, beneficiaries and depositors:
Direct payments	$13,863	$14,292	$12,987
Reinsurance assumed	657	526	419
Reinsurance ceded	(745)	(574)	(511)

	$13,775	$14,244	$12,895

Actuarial liabilities are shown net of ceded reinsurance of $2,292 in 2008 ($2,448 in 2007).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2008 analysis tested the capital adequacy of the Company until December 31, 2012, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $7,663 ($3,691 in 2007). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.
10. Capital Management
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with the businesses of the Company and to optimize return to its shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was well above its minimum internal targets as at December 31, 2008 and December 31, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR ratio of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2008 and December 31, 2007, was above the minimum levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at December 31, 2008 and December 31, 2007.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Capital Management (Cont’d)
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the local requirements as at December 31, 2008 and December 31, 2007.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	December 31	December 31
	2008	2007

Equity:
Participating policyholders’ equity	$106	$95
Preferred shareholders’ equity	1,495	1,495
Common shareholders’ equity	15,808	15,627

Total equity	17,409	17,217

Other capital securities:
Subordinated debt	2,576	1,796
Sun Life Assurance debentures, Series A, B (1)	1,150	1,150

Total other capital securities	3,726	2,946

Total capital	$21,135	$20,163

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
The significant changes in capital are included in the following notes on senior debentures, subordinated debt and share capital.
11. Senior Debentures
The following obligations are included in senior debentures:

	Currency of Borrowing	Interest Rate	Maturity	2008	2007

Sun Life Assurance debentures
Series A debenture	Cdn. dollars	6.87%	2031	$960	$960
Series B debenture	Cdn. dollars	7.09%	2052	200	200
SLF Inc. senior unsecured debentures
Series A	Cdn. dollars	4.80%	2035	600	600
Series B	Cdn. dollars	4.95%	2036	953	954
Series C	Cdn. dollars	5.00%	2031	300	300

				$3,013	$3,014

Fair value				$2,768	$3,068

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $170, $192 and $205 for 2008, 2007 and 2006, respectively.
Partnership capital securities
On May 6, 2007, the Company redeemed U.S. $600 principal amount of 8.53% partnership capital securities, representing all of the partnership capital securities outstanding at that time. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter of 2007.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Senior Debentures (Cont’d)
Sun Life Assurance debentures
On September 7, 2007, Sun Life Assurance repurchased the outstanding $3 principal amount of the 7.09% funding debenture and $30 principal amount of the $990 outstanding 6.87% Series A debentures. Redemption premiums of $1 (net of taxes of $1) were recorded in the third quarter of 2007.
SLF Inc. senior unsecured debentures
SLF Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035 in 2005. These debentures bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015, and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. SLF Inc. may redeem the debentures after 10 years at 100% of the principal amount.
SLF Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036 on March 13, 2006. An additional $250 principal amount was issued on February 26, 2007 for a total principal amount of $950. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three months bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. SLF Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount.
SLF Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031 on July 11, 2006. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three months bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. SLF Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount.
All senior unsecured debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.
12. Other Liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2008	2007

Accounts payable	$2,599	$1,762
Bank overdrafts	314	303
Bond repurchase agreements	1,406	1,982
Accrued expenses and taxes	534	1,012
Borrowed funds	348	335
Senior financing	1,356	996
Future income taxes (Note 19)	477	582
Accrued benefit liability (Note 22)	501	479
Other	296	224

Total other liabilities	$7,831	$7,675

B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 2 to 86 days, averaging 39 days, and bear interest at rates averaging 1.64% as at December 31, 2008 (4.26% in 2007). As at December 31, 2008, the Company had assets with a total fair value of $1,419 ($1,822 in 2007), pledged as collateral for the bond repurchase agreements.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. Other Liabilities (Cont’d)
C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above.

	Currency of Borrowing	Maturity	2008	2007

Encumbrances on real estate	Cdn. dollars	2009-2018	$187	$188
	U.S. dollars	2009-2015	161	147

Total borrowed funds			$348	$335

The aggregate maturities of encumbrances on real estate are included in Note 6B).
As at December 31, 2008, the Company had $122 line of credit from a financial institution of which a total of $45 was used during the year. The weighted average interest rates related to those borrowing is 2.37% (not used in 2007). The line of credit will expire in November 2009. There was no balance outstanding as of December 31, 2008.
Interest expense for the borrowed funds was $22, $16 and $15 for 2008, 2007 and 2006, respectively.
D) SENIOR FINANCING
On November 8, 2007, a variable interest entity (the VIE) consolidated by the Company issued a U.S. $1,000 variable principal floating rate certificate (the Certificate) to a financial institution (the Lender). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (U.S. Holdings), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. During 2008, the VIE issued an additional U.S. $115 of certificates. During the fourth quarter of 2008, collateral of U.S. $213 was delivered to the lender, as per the financing agreement.
The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.
The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.
For the year ended December 31, 2008, the Company recorded $48 of interest expense relating to this obligation ($9 in 2007).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13. Subordinated Debt
The following obligations are included in subordinated debt and qualify as capital for Canadian regulatory purposes:

		Interest
	Currency	Rate	Maturity	2008	2007

Subordinated debentures(1)	Cdn. dollars	6.65%	2015	$300	$300
Subordinated debentures(2)	Cdn. dollars	6.15%	2022	799	799
Subordinated debentures(3)	Cdn. dollars	6.30%	2028	150	150
Subordinated debentures(4)	Cdn. dollars	5.40%	2042	398	398
Subordinated debentures(5)	Cdn. dollars	5.59%	2023	398	—
Subordinated debentures(6)	Cdn. dollars	5.12%	2018	348	—
Subordinated notes	U.S. dollars	7.25%	2015	183	149

Total				$2,576	$1,796

Fair value				$2,397	$1,849

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.

(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.

(3)	Redeemable in whole or in part at any time.

(4)	After May 29, 2037, until maturity of the debentures interest rate is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole on the maturity date.

(5)	After January 30, 2018, until maturity of the debentures interest rate is payable at 2.1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole on the maturity date.

(6)	After June 26, 2013, until maturity of the debentures interest rate is payable at 2% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole on the maturity date.
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $142, $105 and $93 for 2008, 2007 and 2006, respectively.
On May 29, 2007, SLF Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on May 29, 2042. SLF Inc. may redeem the debentures at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. On June 26, 2008, SLF Inc. issued $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The proceeds of these issuances were used for general corporate purposes, including investments in subsidiaries.
14. Non-controlling Interests in Subsidiaries
Non-controlling interests in subsidiaries on the consolidated balance sheets and non-controlling interests in net income of subsidiaries on the consolidated statements of operations consists of non-controlling interests in MFS and McLean Budden Limited in 2008, 2007 and 2006.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Share Capital and Shares Purchased for Cancellation
A) SHARE CAPITAL
The authorized share capital of SLF Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized five series of Class A non-voting preferred shares.
The changes in shares issued and outstanding are as follows:

	2008		2007		2006

	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Preferred shares (in millions of shares)
Balance, January 1:	61	$1,495	51	$1,250	29	$712
Preferred shares issued, Class A, Series 3	—	—	—	—	10	250
Preferred shares issued, Class A, Series 4	—	—	—	—	12	300
Preferred shares issued, Class A, Series 5	—	—	10	250	—	—
Issuance costs, net of taxes	—	—	—	(5)	—	(12)

Balance, December 31	61	$1,495	61	$1,495	51	$1,250

Common shares (in millions of shares)
Balance, January 1	564	$7,033	572	$7,082	582	$7,173
Stock options exercised (Note 18)	1	10	2	66	2	73
Common shares purchased for cancellation	(5)	(60)	(10)	(115)	(12)	(164)

Balance, December 31	560	$6,983	564	$7,033	572	$7,082

Further information on the preferred shares outstanding as at December 31, 2008, is as follows:

			Earliest Redemption	Number of	Face	Net *
	Issue Date	Dividend rate	Date	Shares	amount	Amount

Preferred shares (in millions of shares)
Preferred shares issued, Class A, Series 1	February 25, 2005	4.75%	March 31, 2010	16	$400	$394
Preferred shares issued, Class A, Series 2	July 15, 2005	4.80%	September 30, 2010	13	325	318
Preferred shares issued, Class A, Series 3	January 13, 2006	4.45%	March 31, 2011	10	250	245
Preferred shares issued, Class A, Series 4	October 10, 2006	4.45%	December 31, 2011	12	300	293
Preferred shares issued, Class A, Series 5	February 2, 2007	4.50%	March 31, 2012	10	250	245

Total preferred shares				61	$1,525	$1,495

* Net of issuance costs
On February 2, 2007, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2012, SLF Inc. may redeem these shares in whole or in part at a declining premium.
On October 10, 2006, SLF Inc. issued $300 Class A non-cumulative Preferred Shares Series 4 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. On January 13, 2006, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 3 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. Underwriting commissions of $12 (net of taxes of $6) related to the 2006 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Share Capital and Shares Purchased for Cancellation (Cont’d)
B) SHARES PURCHASED FOR CANCELLATION
SLF Inc. has purchased and cancelled common shares under several normal course issuer bid programs. Under each of these programs except for the January 12, 2008 to January 11, 2009 program, SLF Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. For the January 12, 2008 program, the maximum number of shares that could be purchased represented approximately 3.5% of the shares issued and outstanding at January 10, 2008. The time periods covered, and the maximum number of shares that could be repurchased under these programs are as follows:

Period Covered	Maximum Shares Authorized for Purchase

January 12, 2005 to January 11, 2006	30 million
January 12, 2006 to January 11, 2007	29 million
January 12, 2007 to January 11, 2008	29 million
January 12, 2008 to January 11, 2009	20 million
SLF Inc. also purchased and cancelled common shares pursuant to private agreements between SLF Inc. and an arm's length third-party seller (the Private Purchases) between December 12 and December 31, 2007. Under these Private Purchases, SLF Inc. could purchase up to 2.55 million of its common shares. The shares purchased for cancellation were included in the calculation of the maximum number of common shares that could be purchased under the normal course issuer bid program that covers the period from January 12, 2007 to January 11, 2008.
Amounts repurchased under these programs are as follows:

	2008	2007	2006

Number of shares repurchased (in millions)	4.8	9.8	12.2
Amount (1)	$217	$502	$575
Average price per share	$45.30	$51.18	$46.31

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
16. Operating Expenses
Operating expenses consist of the following:

	2008	2007	2006

Compensation costs	$1,789	$1,898	$1,851
Premises and equipment costs	247	265	259
Capital asset depreciation and amortization (Note 8)	63	62	67
Other (1)	904	1,035	851

Total operating expenses	$3,003	$3,260	$3,028

(1)	2007 includes the write-down of the brand name intangible asset of $52 as described in Note 7.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2008	2007	2006

Common shareholders’ net income	$785	$2,219	$2,089
Less: Effect of stock awards of subsidiaries (1)	14	20	11

Common shareholders’ net income on a diluted basis	$771	$2,199	$2,078

Weighted average number of shares outstanding for basic earnings per share (in millions)	561	569	577
Add: Adjustments relating to the dilutive impact of stock options (2)	1	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	562	572	580

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
18. Stock-Based Compensation
A) STOCK OPTION PLANS
SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the SLF Inc. Director Stock Option Plan were discontinued.
The activities in the stock option plans for the years ended December 31 are as follows:

	2008		2007		2006

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Stock Options	Average	Stock Options	Average	Stock Options	Average
	(Thousands)	Exercise Price	(Thousands)	Exercise Price	(Thousands)	Exercise Price

Balance, January 1	8,168	$35.98	9,138	$32.58	10,049	$28.95
Granted	2,355	40.47	1,261	52.55	1,460	49.29
Exercised	(306)	24.99	(2,075)	27.45	(2,228)	26.57
Forfeited	(187)	47.40	(156)	46.04	(143)	37.47

Balance, December 31	10,030	$37.81	8,168	$35.98	9,138	$32.58

Exercisable, December 31	5,911	$33.24	5,333	$29.19	5,909	$28.39

The aggregate intrinsic value, which is the difference between the market price of an SLF Inc. common share and the exercise price of the stock option, for options exercisable as at December 31, 2008 is $8. For options where the exercise price is greater than the market price of an SLF Inc. share, the intrinsic value is zero. The aggregate intrinsic value of options exercised in 2008 was $6 ($51 and $48 for 2007 and 2006, respectively). As at December 31, 2008, the number of stock options vested and expected to vest at the end of the relevant vesting period is 9,515 thousand. The aggregate intrinsic value of the options vested and expected to vest is $8 with a weighted average exercise price of $37.54 and a weighted average remaining term to maturity of 5.89 years.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2008	2007	2006

Compensation expense recorded	$10	$10	$13
Income tax benefit on expense recorded	$1	$1	$1
Income tax benefit realized on exercised options	$1	$4	$6
The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2008 was $8. The weighted average recognition period over which this compensation cost is expected to be recognized is 3.2 years.
The stock options outstanding and exercisable as at December 31, 2008, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
		Weighted Average			Weighted Average
	Number of	Remaining	Weighted	Number of	Remaining	Weighted
Range of	Stock Options	Contractual	Average	Stock Options	Contractual	Average
exercise prices	(Thousands)	Life (Years)	Exercise Price	(Thousands)	Life (Years)	Exercise Price

$17.00 to $24.00	942	3.33	$22.38	942	3.33	$22.38
$25.00 to $30.00	2,918	5.21	27.84	2,018	3.18	27.58
$31.00 to $35.00	1,132	3.17	32.88	1,132	3.17	32.88
$36.00 to $45.00	1,196	5.97	40.43	907	5.91	40.31
$46.00 to $53.00	3,842	8.21	49.83	912	7.46	50.37

	10,030	6.04	$37.81	5,911	4.28	$33.24

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2008, was $6.59 ($8.73 and $8.40 for 2007 and 2006, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2008	2007	2006

Risk-free interest rate	3.4%	4.1%	4.1%
Expected volatility	23.8%	16.0%	16.0%
Expected dividend yield	3.8%	2.4%	2.2%
Expected life of the option (in years)	5.6	5.6	5.6
Expected volatility is based on historical volatility of the Company’s stock, implied volatilities from traded options on the Company’s stock and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on Canadian government bond yield curve in effect at the time of grant.
B) EMPLOYEE SHARE OWNERSHIP PLAN
In Canada, the Company matches eligible employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan). The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Plan. The Company’s contributions vest immediately and are expensed.
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on SLF Inc.’s common share price on the TSX. Any fluctuation in SLF Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in SLF Inc.’s common share price for all of these plans.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair value of an equal number of common shares.
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the fair value of the common shares at the end of the three-year performance period.
Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table.

Number of units (in thousands)	DSUs	RSUs	PSUs	Total

Units outstanding December 31, 2006	588	2,138	611	3,337
Units outstanding December 31, 2007	554	1,809	515	2,878
Units outstanding December 31, 2008	771	2,171	523	3,465

Liability accrued as at December 31, 2008	$17	$31	$7	$55
Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair value of the common shares of SLF Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

	2008	2007	2006

Compensation expense recorded	$(16)	$49	$50
Income tax expense (benefit) on expense recorded	$6	$(17)	$(17)
The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2008, including an adjustment for expected future forfeitures, as at December 31, 2008 was $31. The weighted average recognition period over which this compensation cost is expected to be recognized is 2 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are vested at the date of grant. The Company paid $43 related to the liabilities of these plans in 2008 ($63 and $27 for 2007 and 2006, respectively).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary, restricted shares of the subsidiary and restricted share units (RSUs). Vesting requirements must be met in order for employees to have full ownership rights to the restricted share awards. Dividends are paid to restricted shareholders and are not forfeited in the event that the award does not ultimately vest. The restricted stock awards vest over a four or five-year period and stock options vest over a four-year period. The RSUs vest over a two-year period from the grant date and RSU holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. The RSUs are settled in cash upon vesting, while the stock options and restricted stock awards are settled in shares of the subsidiary.
The outstanding awards and related expenses in the consolidated statements of operations for these awards are as follows:

	2008	2007	2006

Awards outstanding (in thousands)	143	151	172
Expense recorded in operating expenses	$37	$37	$17
Income tax benefit recorded	$16	$14	$6
19. Income Taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2008	2007	2006

Canadian income tax expense (benefit):
Current	$252	$(89)	$418
Future	98	135	(271)

Total	350	46	147

Foreign income tax expense (benefit):
Current	(106)	158	306
Future	(587)	318	(64)

Total	(693)	476	242

Total income taxes expense (benefit)	$(343)	$522	$389

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $160 as at December 31, 2008 ($134 and $105 in 2007 and 2006, respectively).

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Income Taxes (Cont’d)
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2008		2007		2006

		%		%		%
Total net income	$857		$2,290		$2,144
Add: Income taxes expense (benefit)	(343)		522		389
Non-controlling interests in net income of subsidiaries	23		35		27

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$537		$2,847		$2,560

Taxes at the combined Canadian federal and provincial statutory income tax rate	$175	32.5	$996	35.0	$896	35.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(441)	(82.1)	(250)	(8.8)	(239)	(9.3)
Tax (benefit) cost of unrecognized losses	20	3.7	19	0.6	(41)	(1.6)
Tax exempt investment income	(49)	(9.1)	(155)	(5.4)	(179)	(7.0)
Changes to statutory income tax rates	(30)	(5.6)	(86)	(3.0)	(41)	(1.6)
Other	(18)	(3.3)	(2)	(0.1)	(7)	(0.3)

Company’s effective worldwide income taxes	$(343)	(63.9)	$522	18.3	$389	15.2

During 2007 and 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 28% in 2012 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax assets and liabilities on an ongoing basis. The re-measurement of future taxes in 2008, 2007 and 2006 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders benefited by $25 in 2008 ($32 and $36 in 2007 and 2006, respectively), while the increase to shareholders’ income amounted to $5 in 2008 ($54 and $5 in 2007 and 2006, respectively).
The Company has accumulated tax losses, primarily in the United Kingdom, United States and Canada, totalling $777 ($572 in 2007). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $134 ($95 in 2007) in future income taxes. The capital losses in the United States expire in 2013 while non-capital losses expire in 2023. The losses in Canada expire primarily in 2028. The losses in the United Kingdom can be carried forward indefinitely. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Income Taxes (Cont’d)
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Investments	$1,927	$809	$(27)	$1,257
Actuarial liabilities	(1,323)	(245)	261	(464)
Deferred acquisition costs	464	—	144	(199)
Losses available for carry forward	62	(128)	6	(111)
Other	203	13	3	82

	1,333	449	387	565
Valuation allowance	(143)	28	(5)	17

Total	$1,190	$477	$382	$582

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2008	2007	2006

Investments	$(2,070)	$(524)	$14
Actuarial liabilities	1,851	883	(101)
Deferred acquisition costs	(46)	(67)	(45)
Losses (incurred) utilized	71	(3)	(75)
Other	(295)	164	(128)

Future income tax expense (benefit)	$(489)	$453	$(335)

20. Income Taxes Included in OCI
OCI included on the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the year ended December 31:

	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$(5)	$13
Unrealized gains and losses on available-for-sale assets	376	21
Reclassifications to net income for available-for-sale assets	(48)	29
Unrealized gains and losses on cash flow hedging instruments	62	28
Reclassifications to net income for cash flow hedges	—	4

Total income taxes benefit (expense) included in OCI	$385	$95

21. Commitments, Guarantees and Contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $425. The future rental payments by year of payment are included in Note 6B).
B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding, which are not reflected in the Consolidated Financial Statements. In addition to the loan commitments for bonds and mortgages included in Note 6Ai), the Company has equity and real estate commitments. As at December 31, 2008, the Company had a total of $1,072 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6B).

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Commitments, Guarantees and Contingencies (Cont’d)
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. As at December 31, 2008, letters of credit in the amount of $1,236 are outstanding.
D) INDEMNITIES AND GUARANTEES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.
Guarantees made by the Company that can be quantified are included in Note 6Ai).
E) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
On November 15, 2007, SLF Inc. provided a full and unconditional guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, the $300 of 6.65% subordinated debentures due 2015, and the $800 of 6.15% subordinated debentures due 2022. All of the subordinated debentures were held by external parties. On that date, SLF Inc. also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. Claims under the guarantee of the subordinated debentures will rank equally with all other subordinated indebtedness of SLF Inc. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Commitments, Guarantees and Contingencies (Cont’d)
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

			Other
		Sun Life	Subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	Adjustments	(Consolidated)

2008
Revenue	$518	$13,290	$2,689	$(934)	$15,563
Shareholders’ net income	$855	$1,506	$(814)	$(692)	$855

2007
Revenue	$217	$15,154	$6,445	$(628)	$21,188
Shareholders’ net income	$2,288	$1,389	$858	$(2,247)	$2,288

2006
Revenue	$112	$16,424	$8,347	$(596)	$24,287
Shareholders’ net income	$2,137	$1,411	$728	$(2,139)	$2,137

			Other
		Sun Life	Subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	Adjustments	(Consolidated)

2008
Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$—	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244
F) LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state regulatory bodies, securities and insurance regulators in Canada, the United States and other jurisdictions, the United States Securities Commission, the United States Financial Industry Regulatory Authority, and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Additional information concerning these and related matters is provided in SLF Inc.’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Pension Plans and Other Post-Retirement Benefits
The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded.
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2008	2007	2008	2007
Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,426	$2,643	$249	$328
Change in January 1 balance due to acquisition	—	—	—	5
Service cost	50	53	5	7
Interest cost	129	128	14	15
Adjustment for change in measurement date	2	—	—	—
Actuarial losses (gains)	(331)	(159)	(34)	(23)
Benefits paid	(112)	(104)	(11)	(10)
Curtailments, settlements and plan amendments	—	4	(1)	(64)
Effect of changes in currency exchange rates	22	(139)	11	(9)

Projected benefit obligation, December 31(1), (2)	$2,186	$2,426	$233	$249

Accumulated benefit obligation, December 31(3)	$2,005	$2,213

Change in plan assets:
Fair value of plan assets, January 1	$2,393	$2,502	$—	$—
Net actual return on plan assets	(307)	122	—	—
Employer contributions	14	16	11	11
Adjustment for change in measurement date	2	—	—	—
Benefits paid	(112)	(104)	(11)	(11)
Effect of changes in currency exchange rates	5	(143)	—	—

Fair value of plan assets, December 31(1)	$1,995	$2,393	$—	$—

Net funded status, December 31	$(191)	$(33)	$(233)	$(249)
Unamortized net actuarial loss	436	319	(18)	22
Unamortized past service cost	11	12	(28)	(50)
Unamortized transition asset	(52)	(72)	(4)	(6)
Contributions (transfers), October 1 to December 31(1)	—	(1)	—	1

Accrued benefit asset (liability), December 31(1)	$204	$225	$(283)	$(282)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$422	$422	$—	$—
Other liabilities	$218	$197	$283	$282

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,027	$778

Plan assets	$756	$553

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Pension Plans and Other Post-Retirement Benefits (Cont’d)
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-Retirement
	2008	2007	2006	2008	2007	2006
Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$50	$53	$56	$5	$(7)	$9
Plan amendments	—	4	8	(1)	(64)	—
Interest cost	129	128	124	14	15	17
Actual return on plan assets	307	(122)	(242)	—	—	—
Actuarial losses (gains)	(331)	(159)	(25)	(34)	(23)	(27)

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$155	$(96)	$(79)	$(16)	$(79)	$(1)

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$(462)	$(41)	$73	$—	$—	$—
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	363	189	55	35	25	31

Difference between amortization of past service costs for year and actual plan amendments for year	1	1	(7)	(23)	45	(2)
Amortization of transition obligation (asset)	(18)	(18)	(17)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$(116)	$131	$104	$10	$68	$27

Total benefit cost recognized	$39	$35	$25	$(6)	$(11)	$26

Key weighted average assumptions:

	Pensions		Post-Retirement
	2008	2007	2008	2007
To measure benefit obligation at end of year(1)
Discount rate	6.5%	5.5%	6.5%	5.4%
Rate of compensation increase	3.6%	3.7%	—	—
Initial health care cost trend rate(4)	—	—	9.4%	9.8%

To determine benefit costs or income for the period
Discount rate	5.5%	5.2%	5.4%	5.1%
Expected long-term rate of return on plan assets	7.0%	7.5%	—	—
Rate of compensation increase	3.7%	3.7%	—	—
Initial health care cost trend rate(4)	—	—	9.8%	9.8%

(1)	The measurement date for the plans in the United States has changed from September 30 to December 31 in 2008. All other defined benefit plans have the measurement date as December 31.

(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2006 for the United Kingdom, and January 1, 2008 for all other plans. The next required funding valuation is January 1, 2011 for the plans in Canada, and January 1, 2009 for all other plans.

(3)	The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

(4)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2008 was 9.5%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year. In the United States in 2008, the assumed rate was 9%, decreasing gradually to an ultimate rate of 5.0% per year in 2014. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Pension Plans and Other Post-Retirement Benefits (Cont’d)
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$19	$(17)
Effect on aggregated service and interest costs	$2	$(2)

Composition of fair value of plan assets, December 31:

	2008	2007

Equity investments	37%	43%
Fixed income investments	47%	44%
Real estate investments	5%	4%
Other	11%	9%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2008	2007

Equity investments	42%	42%
Fixed income investments	45%	45%
Real estate investments	4%	5%
Other	9%	8%

Total	100%	100%

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Pension Plans and Other Post-Retirement Benefits (Cont’d)
The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to those of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

					Post-
				Pension	Retirement	Total

Expected contributions for the next 12 months				$31	$8	$39

Expected future benefit payments

						2014
	2009	2010	2011	2012	2013	-2018

Pension	$91	$96	$100	$108	$112	$660
Post-retirement	14	14	15	16	16	93

Total	$105	$110	$115	$124	$128	$753

The total contribution made by the Company to defined contribution plans was $52 in 2008, $52 in 2007 and $51 in 2006.
23. Foreign Exchange Gain/Loss
The net foreign exchange loss of $6, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) in accumulated other comprehensive income from its self-sustaining foreign operations, was recognized in net investment income for the year ended December 31, 2008 (loss of $3 in 2007 and gain of $4 in 2006).
24. Related Party Transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for 2008 of $129 ($144 and $127 in 2007 and 2006, respectively) are included in fee income in the consolidated statements of operations. The equity investment in CI Financial was sold on December 12, 2008, as described in Note 3, and as a result, CI Investments Inc. is no longer a related party of the Company.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $367, which is the carrying amount of these assets.
In the fourth quarter of 2007, a subsidiary of the Company obtained external funding (as described in Note 12D) for excess U.S. statutory actuarial reserves attributable to specific blocks of universal life policies through the use of a VIE. The subsidiary of the Company consolidates this VIE as the primary beneficiary since it is exposed to the majority of the expected losses.

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States
The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
A) RECONCILIATION OF SELECTED CANADIAN (CDN.) GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) Consolidated statements of operations:

	2008		2007		2006
	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUE
Premiums	$13,587	$8,979	$13,124	$8,517	$14,609	$7,791
Total net investment income (loss)	(526)	2,401	4,748	5,823	6,664	6,022
Net realized gains (losses)	(241)	(951)	104	291		337
Fee income	2,743	3,335	3,212	3,343	3,014	3,077

	15,563	13,764	21,188	17,974	24,287	17,227

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors	14,314	9,847	15,196	9,813	13,730	8,860
Increase (decrease) in actuarial liabilities	(4,429)	2,085	(2,515)	1,262	2,525	1,602
Acquisition expense amortization	50	(394)	64	337	112	779
Other expenses	5,091	3,970	5,596	4,504	5,360	4,159

	15,026	15,508	18,341	15,916	21,727	15,400

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	537	(1,744)	2,847	2,058	2,560	1,827
Income taxes expense (benefit)	(343)	(1,088)	522	308	389	243
Non-controlling interests in net income of subsidiaries	23	23	35	35	27	27

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES	857	(679)	2,290	1,715	2,144	1,557
Cumulative effect of accounting changes, net of taxes		—		—		4

TOTAL NET INCOME (LOSS)	857	(679)	2,290	1,715	2,144	1,561
Less participating policyholders’ net income	2	—	2	—	7	—

SHAREHOLDERS’ NET INCOME (LOSS)	855	(679)	2,288	1,715	2,137	1,561
Less preferred shareholder dividends	70	70	69	69	48	48

COMMON SHAREHOLDERS’ NET INCOME (LOSS)	$785	$(749)	$2,219	$1,646	$2,089	$1,513

Earnings (loss) per share
Basic
Common shareholders’ net income (loss) excluding cumulative effect of accounting changes	$1.40	$(1.34)	$3.90	$2.89	$3.62	$2.61
Cumulative effect of accounting changes		—		—		0.01

Common shareholders’ net income (loss)	$1.40	$(1.34)	$3.90	$2.89	$3.62	$2.62

Diluted
Common shareholders’ net income (loss) excluding cumulative effect of accounting changes	$1.37	$(1.36)	$3.85	$2.84	$3.58	$2.58
Cumulative effect of accounting changes		—		—		0.01

Common shareholders’ net income (loss)	$1.37	$(1.36)	$3.85	$2.84	$3.58	$2.59

Weighted average shares outstanding in millions
Basic	561	561	569	569	577	577
Diluted	562	561	572	572	580	580

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

ii)	Consolidated balance sheets:

	2008		2007
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

ASSETS
Bonds – held-for-trading	$48,458	$15,915	$50,608	$5,781
Bonds – available-for-sale	10,616	42,810	9,148	53,962
Mortgages and corporate loans	22,302	22,302	20,742	20,742
Stocks – held-for-trading	3,440	1,062	4,438	1,463
Stocks – available-for-sale	1,018	3,396	788	3,763
Real estate, net of accumulated depreciation (accumulated depreciation: 2008 – $528; 2007 – $441)	4,908	3,346	4,303	2,961
Cash and cash equivalents	7,263	7,098	3,603	3,740
Short-term securities (1)	1,616	1,584	1,897	1,882
Derivative assets	2,669	2,673	1,947	1,931
Policy loans and other invested assets	3,585	4,648	4,349	6,157
Other invested assets – held-for-trading	380	204	440	264
Other invested assets – available-for-sale	623	793	757	954

Invested assets	106,878	105,831	103,020	103,600
Goodwill	6,598	4,854	6,018	4,565
Intangible assets	878	872	775	770
Deferred acquisition costs	154	9,384	139	6,677
Future income taxes (2)	1,190	1,673	382	233
Other assets	4,135	9,292	3,957	8,287

Total other assets	12,955	26,075	11,271	20,532
Segregated funds assets (3)		65,362		72,834

Total consolidated assets	$119,833	$197,268	$114,291	$196,966

Segregated funds net assets (3)	$65,762		$73,205

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$81,411	$57,082	$79,830	$53,920
Contract holder deposits		37,268		32,706
Amounts on deposit	4,079	4,403	3,747	3,616
Derivative liabilities	3,219	3,271	638	642
Deferred net realized gains	251		276
Senior debentures	3,013	3,013	3,014	3,014
Future income taxes (2)	477	236	582	545
Other liabilities	7,354	9,718	7,093	10,625

Total general fund liabilities	99,804	114,991	95,180	105,068
Subordinated debt	2,576	2,576	1,796	1,796
Non-controlling interests in subsidiaries	44	44	98	98
Segregated funds liabilities (3)		65,362		72,834
Equity	17,409	14,295	17,217	17,170

Total consolidated liabilities and equity	$119,833	$197,268	$114,291	$196,966

Segregated funds contract liabilities (3)	$65,762		$73,205

(1)	U.S. GAAP terminology is short-term investments.

(2)	U.S. GAAP terminology is deferred income tax.

(3)	U.S. GAAP terminology is separate accounts.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

iii)	Consolidated statements of equity:

	2008		2007
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

PARTICIPATING POLICYHOLDERS’ CAPITAL ACCOUNT:
Balance, January 1	$95	$	$92	$
Adjustment for change in accounting policy (Note 2)	—		6
Net income attributed to participating policyholders	2		2
Total other comprehensive income (loss)	9		(5)

Balance, December 31	106		95

SHAREHOLDERS’ EQUITY:
PREFERRED SHARES
Balance, January 1	1,495	1,495	1,250	1,250
Shares issued, net of issuance costs	—	—	245	245

Balance, December 31	1,495	1,495	1,495	1,495

PAID IN CAPITAL
Balance, January 1	7,095	12,912	7,154	12,981
Stock options exercised (2)	8	8	55	55
Common shares purchased for cancellation (1)	(60)	(108)	(115)	(211)
Stock option compensation (3)	58	71	1	55
Subsidiary equity transaction	—	20	—	32

Balance, December 31	7,101	12,903	7,095	12,912

RETAINED EARNINGS
Balance, January 1, as previously reported	11,282	5,052	10,016	4,450
Adjustment for changes in accounting policies (Note 2 and Section C of this note)	—	(87)	186	(1)

Balance, January 1, after change in accounting policy	11,282	4,965	10,202	4,449
Net income (loss) for the year attributed to shareholders	855	(679)	2,288	1,715
Dividends on common shares	(809)	(809)	(752)	(752)
Dividends on preferred shares	(70)	(70)	(69)	(69)
Common shares purchased for cancellation	(157)	(109)	(387)	(291)

Balance, December 31	11,101	3,298	11,282	5,052

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, January 1, as previously reported	(2,750)	(2,289)	(1,328)	(170)
Adjustment for change in accounting policy (Note 2 and Section C of this note)	—	87	359	—

Balance, January 1, after changes in accounting policies	(2,750)	(2,202)	(969)	(170)
Total other comprehensive income (loss)	356	(1,199)	(1,781)	(2,119)

Balance, December 31	(2,394)	(3,401)	(2,750)	(2,289)

Total retained earnings and accumulated other comprehensive income (loss)	8,707	(103)	8,532	2,763

TOTAL EQUITY	$17,409	$14,295	$17,217	$17,170

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, end of year, consists of:
Unamortized net actuarial loss (4)		(173)		(126)
Unamortized past service cost (4)		13		29
Unamortized transition asset (4)		—		5
Unrealized gains (losses) on available-for-sale assets	(1,429)	(2,371)	25	1,316
Unrealized foreign currency translation gains (losses), net of hedging activities	(1,049)	(1,362)	(2,821)	(2,866)
Unrealized gains (losses) on derivatives designated as cash flow hedges	79	(7)	32	3
Deferred acquisition costs and other liabilities		499		(650)

Balance, December 31	$(2,399)	$(3,401)	$(2,764)	$(2,289)

(1)	Shown as share capital under Cdn. GAAP.

(2)	Shown as share capital and contributed surplus under Cdn. GAAP.

(3)	Shown as contributed surplus under Cdn. GAAP.

(4)	Included in other assets and other liabilities for plans with surpluses and deficits respectively under Cdn. GAAP.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

iv)	Comprehensive income:
A consolidated statement of comprehensive income was introduced under Cdn. GAAP upon the adoption of Section 1530 on January 1, 2007 as described in Note 2. For U.S. GAAP, changes to deferred acquisition costs and other liabilities are included in addition to the components included in comprehensive income for Cdn. GAAP.

	2008		2007		2006
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	U.S. GAAP

Total net income (loss)	$857	$(679)	$2,290	$1,715	$1,561
Other comprehensive income (loss), net of taxes:
Unrealized foreign currency translation gains (losses), excluding hedges	2,162	1,955	(1,781)	(1,807)	236
Unrealized foreign currency gains (losses), net investment hedges	(396)	(451)	282	343	(60)
Net adjustment for foreign exchange losses	6	—	3	—	—
Unrealized gains (losses) on available-for-sale assets	(1,653)	(4,763)	(238)	(1,140)	78
Reclassifications to net income (loss) for available-for-sale assets	199	885	(84)	(288)	(30)
Unrealized gains (losses) on cash flow hedging instruments	24	(34)	40	7	5
Reclassifications to net income (loss) for cash flow hedges	23	24	(8)	(7)	(8)
Changes to deferred acquisition costs and other liabilities		1,253		639	268
Changes in unamortized net actuarial loss		(47)		114	—
Changes in past service cost		(16)		22	—
Changes in transition asset		(5)		(2)	—
Additional minimum pension liability (1)		—		—	136

Total other comprehensive income (loss)	365	(1,199)	(1,786)	(2,119)	625

Less:
Participating policyholders’ net income	2		2
Participating policyholders’ foreign currency translation gains (losses) excluding hedges	9		(5)

Shareholders’ comprehensive income (loss)	$1,211	$(1,878)	$507	$(404)	$2,186

(1)	The additional minimum pension liability includes the impact of adopting FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

v)	Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2008	2007	2006

Total net income in accordance with Cdn. GAAP	$857	$2,290	$2,144
Adjustments related to:
Investments
Bonds(1) excluding interest rate related impairment	2,314	1,559	(217)
Interest rate related impairment	(682)	(100)	—
Stocks and segregated fund units(1)	980	114	75
Derivative instruments	(136)	(96)	(65)
Real estate	(214)	(125)	(95)

Total investments	2,262	1,352	(302)

Deferred acquisition costs
Deferred acquisition costs — deferred	793	723	897
Deferred acquisition costs — amortization and interest	444	(273)	(665)

Total deferred acquisition costs	1,237	450	232

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(3,766)	(4,167)	(6,466)
Payments to policyholders, beneficiaries and depositors	4,467	5,383	4,870
Actuarial liabilities	(6,514)	(3,777)	923

Total actuarial liabilities and other policyholder revenues and expenses	(5,813)	(2,561)	(673)

Other	33	(30)	10
Income tax effect of above adjustments	745	214	146
Change in accounting policy	—	—	4

Total net income (loss) in accordance with U.S. GAAP	$(679)	$1,715	$1,561

(1)	In 2007 and 2008, differences in net income are attributable to different asset designations. Under Cdn. GAAP, assets are designated as held-for-trading for investments supporting actuarial liabilities, and available-for-sale for assets not supporting actuarial liabilities (as described in more detail in Note 2). For U.S. GAAP, most of the Company’s assets are designated as available-for-sale.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
B)	SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
(i) The following table shows the significant accounting policy differences between Cdn. GAAP and U.S. GAAP:

	Cdn. GAAP	U.S. GAAP

Bonds and Stocks	Any financial asset that is not a loan or a receivable and whose fair value can be reliably measured can be designated as held-for-trading.	Commencing January 1, 2008, as a result of issuance of FAS 159, certain financial assets and liabilities can be designated as held-for-trading under certain conditions. Prior to 2008, only debt and equity securities that have reliably determinable fair values and are bought and held principally for the purpose of selling them in the near term are classified as held-for-trading.

In addition to other-than-temporary impairment due to issuer credit, other-than-temporary impairment charges are recorded for declines in fair values of available-for-sale bonds due to changes in prevailing interest rates when the Company does not have the intent and ability to hold to recovery.

Real estate	Real estate held for investment is originally recorded at cost.	Real estate held for investment is carried at depreciated cost.

	The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.	Realized gains and losses on sales are reflected in income immediately. Other than temporary declines in value of specific properties result in a write-down charged to income.

The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset.

Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, amortization is based on a constant percentage of premium. Amortization for participating policies in the United Kingdom is based on the change in the sum assured. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

Deferred net realized gains	Realized gains and losses on sales of real estate are deferred and amortized.	Realized gains and losses on sales of real estate are recognized in income immediately.

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income.

Interest accrued on contracts is shown as an increase in actuarial liabilities.

Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned.
	Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Interest accrued on contracts is included in interest on claims and deposits.

Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet.

Other payments in excess of the account value, such as death claims, are reflected as an expense.

Unrealized foreign currency translation gains (losses)	A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in OCI is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantively enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part E viii) of this note. Part E xiv) of this note provides other disclosure differences.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP

Derivatives	For net investment hedges, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments.	For net investment hedges, spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income.

	There is no requirement to bifurcate embedded derivatives from actuarial liabilities for insurance contracts. As a result, they are included as part of actuarial liabilities.	Embedded derivatives in insurance contracts are separately accounted for as stand-alone derivatives when they are not clearly and closely related to their host instruments. They are recorded at fair value with changes in fair value recorded in income.

Non-cash collateral	Non-cash collateral received in securities lending transactions is not recognized on the Consolidated Financial Statements.	If the Company has the ability to sell or repledge non-cash collateral received in securities lending transactions, the Company recognizes an asset on the balance sheet and a corresponding liability for the obligation to return it.
(ii) The following additional significant accounting policy differences between Cdn. GAAP and U.S. GAAP existed prior to 2007:

	Cdn. GAAP	U.S. GAAP

Bonds	Bonds were carried at amortized cost.	Bonds were carried at fair value. The bonds were classified as available-for-sale or trading.

	Realized gains and losses were deferred and amortized to income using the constant yield method over the remaining period to maturity.	Unrealized gains and losses were included in OCI if classified as available-for-sale, and included in net income if classified as trading. Realized gains and losses were included in net income immediately.

Certain instruments, included with bonds under Cdn. GAAP, were reclassified to mortgages and corporate loans under U.S. GAAP, as they did not meet the definition of a security.

Stocks	Stocks were originally recorded at cost.	Stocks were carried at fair value. The stocks were classified as available-for-sale or trading.

The carrying value was adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses were deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter.

Unrealized gains and losses were included in OCI if classified as available-for-sale, and included in net income if classified as trading.

Other than temporary declines in the value of stock resulted in a write-down charged to income.
The Company recorded a write-down for any other than temporary decline in the value of the entire stock portfolio.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP

Derivatives	Most of the Company’s derivatives were accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reported investments at amortized cost. Equity portfolio investments were carried at a value calculated using a moving average market method.

Realized gains and losses on the derivatives were deferred and amortized into net investment income.	Derivative instruments were carried at their fair values.

Changes in fair values of derivatives that were not hedges were recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the adjustment to the carrying value of the hedged item was recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives was recorded in OCI and the ineffective portion was recognized in income.

Certain derivative instruments were used for risk management purposes and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative followed the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument was recorded at fair value on the balance sheet with increases or decreases recorded to net investment income.	Embedded derivatives were separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income when they were not clearly and closely related to their host instruments. This requirement included insurance policies issued by the Company.

Foreign exchange exposure of an anticipated purchase transaction did not qualify for hedge accounting.

There was no requirement to separately account for embedded derivatives prior to 2007.

Foreign exchange exposure of an anticipated purchase transaction might have qualified for hedge accounting.

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses were recognized in income immediately.

(1)	U.S. GAAP terminology is deferred income tax.
C)	U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2008
i) FASB Statement No. 157, Fair Value Measurements (SFAS 157): SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a hypothetical transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., not a forced liquidation or distress sale). As such, SFAS 157 clarifies that fair value is an exit price from the perspective of the reporting entity. In addition, SFAS 157 establishes a three-level hierarchy for fair value measurements based on the level of valuation inputs.
On January 1, 2008, the Company adopted SFAS 157 on a prospective basis for assets and liabilities that are measured at fair value. The adoption of SFAS 157 changes the valuation of embedded derivatives associated with certain insurance contracts, to include a fair value calculation that incorporates risk margins and the Company’s own credit standing and to change valuation assumptions regarding certain policyholder behaviours. The impact of these changes as at January 1, 2008, was recorded to net income and resulted in an increase in net income of $47 (net of taxes of $35).
Effective January 1, 2008, the Company adopted FASB Staff Position No. FAS 157-1(“FSP FAS 157-1”), “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement under Statement 13.” FSP FAS 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which amends SFAS No. 157 to allow an entity to delay the application of this statement until January 1, 2009 for certain non-financial assets and liabilities. Under the provision of FSP FAS 157-2, the Company delayed the application of SFAS No. 157 for fair value measurements used in the impairment testing of goodwill and indefinite-life intangible assets and eligible non-financial assets and liabilities included in a business combination.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in the determination of the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 was effective upon issuance and did not have a material impact on the Company’s consolidated financial statements.
ii) FASB Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158): SFAS 158 requires the measurement date for plan assets and liabilities to be the Company’s fiscal year end. Previously it was permitted to use a date up to three months prior to the Company’s fiscal year end. The Company adopted the measurement date provision of SFAS 158 in 2008 for certain of its U.S. plans. The adoption of the measurement date change did not have a material impact on the Consolidated Financial Statements.
iii) FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159): The Company adopted SFAS 159 on January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period (“FV option”). This election is on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company elected to apply the provisions of SFAS No. 159 for fixed maturity securities attributable to certain life, health and annuity products in its U.S. insurance subsidiaries which had previously been designated as available-for-sale. As at January 1, 2008, these available-for-sale securities had a fair value of $10,692 and an amortized cost of $11,016.
The election of the FV option for these assets allows the Company to mitigate earnings volatility since interest rate swaps are used as part of the asset-liability management strategy for these businesses. The Company does not employ hedge accounting for these derivative instruments. The election of the FV option results in both the changes in fair values of the fixed maturity investments and the derivative investments being recognized in income, resulting in less income volatility.
As a result of adoption of SFAS No. 159, the Company recorded an increase to opening accumulated other comprehensive income and a corresponding decrease to opening retained earnings of $87, related to the unrealized loss on investments, net of deferred acquisition costs, policyholder liabilities, and tax effects.
iv) FASB Staff Position FAS133-1 and FASB Interpretation 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4): In the fourth quarter of 2008, the Company adopted the requirement of FSP FAS133-1 and FIN 45-4. The requirement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. It also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee and clarifies the FASB’s intent about the effective date of SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. The adoption did not have a material impact on the consolidated financial statements.
v) Derivative Implementation Group Statement 133 Implementation Issue No. E.23: Issues Involving the Application of the Shortcut Method under paragraph 68 (DIG E23): The Company adopted the provision of DIG E23 on January 1, 2008. The short-cut method may be applied to a fair value hedge when it is designated on the trade date of the swap and the hedged item, even though the hedged item is not recognized for accounting purposes until the transaction settles, provided the period of time between the trade date and settlement date of the hedged item is within established conventions for that marketplace. The adoption did not have a material impact on the consolidated financial statements.
vi) FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN46(R)-8): The Company adopted the provisions of FSP FAS 140-4 and FIN46(R)-8 in the fourth quarter of 2008. FSP FAS 140-4 and FIN46(R)-8 require additional disclosures about transfers of financial assets and interests in variable interest entities.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
vii) FASB Staff Position No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (EITF 99-20-1): The Company adopted the provisions of EITF 99-20-1 in the fourth quarter of 2008. EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20 to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The adoption did not have a material impact on the consolidated financial statements.
D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 141(R), Business Combinations (SFAS 141(R)): SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date at their fair values. Contractual contingencies are also required to be measured at their acquisition date fair values. In addition, SFAS 141(R) requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS 141(R) on January 1, 2009.
ii). FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160): SFAS 160 requires that non-controlling interests in subsidiaries be presented within equity in the Consolidated Financial Statements, and that all transactions between an entity and non-controlling interests be accounted for as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company will adopt SFAS 160 on January 1, 2009 and the adoption of this Standard is not expected to have a material impact on the consolidated financial statements.
iii) FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (SFAS 161): SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt SFAS 161 on January 1, 2009.
E) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i) Realized gains (losses) on sales of available-for-sale securities included in net realized gains:

	2008	2007	2006

Bonds:
Gross realized gains	$264	$287	$383
Gross realized losses	$(1,161)	$(278)	$(256)
Stocks:
Gross realized gains	$116	$416	$193
Gross realized losses	$(229)	$(171)	$(78)
ii) Change in net gains (losses) included in net investment income for securities classified as trading:

	2008	2007	2006

Bonds	$(3,492)	$(182)	$(80)
Stocks	$(465)	$59	$301

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iii) Gross unrealized gains (losses) on available-for-sale bonds:

	2008
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$2,561	$232	$(1)	$2,792
Canadian provincial and municipal governments	5,602	719	(16)	6,305
U.S. Treasury and other U.S. agencies	1,196	262	(4)	1,454
Other governments	2,337	336	(55)	2,618
Corporate	30,661	402	(3,780)	27,283
Asset-backed securities	2,623	71	(336)	2,358

Total bonds	$44,980	$2,022	$(4,192)	$42,810

	2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$2,721	$118	$(6)	$2,833
Canadian provincial and municipal governments	5,429	828	(73)	6,184
U.S. Treasury and other U.S. agencies	1,234	79	(15)	1,298
Other governments	2,458	376	(11)	2,823
Corporate	34,637	1,000	(961)	34,676
Asset-backed securities	6,375	109	(336)	6,148

Total bonds	$52,854	$2,510	$(1,402)	$53,962

(iv) Gross unrealized gains (losses) on available-for-sale stocks:

		Gross	Gross	Estimated
	Original	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Total 2008	$3,901	$135	$(640)	$3,396

Total 2007	$3,139	$730	$(106)	$3,763

v) Real estate
The depreciation expense included in U.S. GAAP other expenses is as follows:

	2008	2007	2006

Depreciation expense	$67	$61	$56
vi) Derivatives
As a result of the adoption of CICA Handbook Sections 3865, Hedges, and 3855, Financial Instruments — Recognition and Measurement, on January 1, 2007, accounting for derivatives is consistent under both Cdn. and U.S. GAAP. The Company also designated fair value and cash flow hedges consistently under both GAAPs and therefore, information on these hedges for the periods ended December 31, 2008 and December 31, 2007, is the same in Cdn. and U.S. GAAP (see Note 5). The following includes information on these hedges for the year ended December 31, 2006.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
Fair value hedge
For the year ended December 31, 2006, there is no hedge ineffectiveness recognized in net income. All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness.
Cash flow hedge
For the year ended December 31, 2006, the Company excluded a net loss of $1 from hedge effectiveness assessment and reclassified $1 from OCI to income. There is no hedge ineffectiveness recognized in net income.
The Company uses different accounting policies for net investment hedges in Cdn. and U.S. GAAP as described below:
Net investment hedges
The Company designates net investment hedges consistently in both Cdn. and U.S. GAAP. However, the Company uses different accounting policies for these hedges. Under Cdn. GAAP, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. Under U.S. GAAP, only the spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income. For the years ended December 31, 2008, 2007 and 2006, the Company recorded $(451), $343 and $(60) to the foreign exchange gains (losses) in OCI for U.S. GAAP purposes.
vii) Unrealized loss positions for which an other than temporary impairment has not been recognized
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2008.

	Less than 12 months		12 months or more			Total
		Unrealized		Unrealized		Unrealized
Description of securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Bonds	$13,214	$(1,499)	$7,746	$(2,693)	$20,960	$(4,192)
Stocks	1,559	(302)	769	(338)	2,328	(640)

Total temporarily impaired securities	$14,773	$(1,801)	$8,515	$(3,031)	$23,288	$(4,832)

Available-for-sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2008, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as held-for-trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 2,945 debt securities were in an unrealized loss position as at December 31, 2008, of which 1,616 were in a continuous loss position for less than 12 months and 1,329 positions for 12 months or more. Of the 2,945 debt securities, unrealized losses less than 12 months included 452 positions with an aggregate fair value of $1,203 (125 positions with an aggregate fair value of $280 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 144 stock positions were in a loss position as at December 31, 2008 of which 104 were in a continuous loss position for less than 12 months and 40 positions for 12 months or more. Of the 144 stock positions, unrealized losses less than 12 months included 19 positions with an aggregate fair value of $27 having unrealized losses of less than one hundred thousand dollars per individual holding.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
viii) Future income tax asset and liability(1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2008
	Future Income Tax Asset(1)		Future Income Tax Liability(1)
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$1,927	$2,017	$809	$630
Actuarial liabilities	(1,323)	856	(245)	(889)
Deferred acquisition costs	464	(1,461)	—	598
Losses available for carry forward	62	62	(128)	(128)
Other	203	341	13	(4)

Future tax asset/liability before valuation allowance	1,333	1,815	449	207
Valuation allowance	(143)	(142)	28	29

Total	$1,190	$1,673	$477	$236

	2007
	Future Income Tax Asset(1)		Future Income Tax Liability(1)
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$(27)	$(12)	$1,257	$1,041
Actuarial liabilities	261	932	(464)	(899)
Deferred acquisition costs	144	(789)	(199)	578
Losses available for carry forward	6	8	(111)	(109)
Other	3	99	82	(66)

Future tax asset/liability before valuation allowance	387	238	565	545
Valuation allowance	(5)	(5)	17	—

Total	$382	$233	$582	$545

(1)	U.S. GAAP terminology is deferred income tax.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
ix) Acquisition: The Company completed the acquisition of the Genworth EBG Business on May 31, 2007 as described in Note 3. The following table shows the amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP. The amounts under each GAAP are different due to the different accounting policies used under each GAAP.

	Genworth EBG Business
	Cdn. GAAP	U.S. GAAP

Invested assets acquired	$977	$977
Other assets acquired(1)	129	353
Segregated funds assets acquired	—	—

	1,106	1,330

Actuarial liabilities and other policy liabilities acquired	654	545
Amounts on deposit acquired	49	51
Other liabilities acquired	38	50
Segregated funds liabilities acquired	—	—

	741	646

Net balance sheet assets acquired	$365	$684

Consideration:
Cash cost of acquisition	$709	$709
Transaction and other related costs	16	16

	$725	$725

Goodwill on acquisition	$360	$41

(1)	Other assets acquired included value of business acquired of $248 for Genworth EBG Business under U.S. GAAP.
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of Genworth EBG Business, as if the transaction had been completed at the beginning of each year presented. The pro forma information is calculated by combining the results of operations of the Company with those of the Genworth EBG Business prior to the acquisition date. The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of those years or what may be obtained in the future. Where applicable, the impact of synergy savings and integration costs arising from the acquisition have been reflected.
Supplemental unaudited pro forma condensed information:

	Genworth EBG Business
	2007	2006
Revenue	$18,335	$18,071

Total common shareholders’ net income before realized gains	$1,275	$1,132
Net realized gains	376	337

Common shareholders’ net income	$1,651	$1,469

Weighted average number of shares outstanding (in millions)	569	577
Basic earnings per share	$2.90	$2.55

Common shareholders’ net income on a diluted basis	$1,631	$1,458
Weighted average number of shares outstanding on a diluted basis (in millions)	572	580
Diluted earnings per share	$2.85	$2.51

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
x) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2008		2007		2006
	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Common shareholders’ net income (loss) excluding cumulative effect of accounting changes	$785	$(749)	$2,219	$1,646	$2,089	$1,509
Cumulative effect of accounting changes, net of income taxes		—		—		4

Common shareholders’ net income (loss)	785	(749)	2,219	1,646	2,089	1,513
Less: Effect of stock awards of subsidiaries	14	14	20	20	11	11

Common shareholders’ net income (loss) on a diluted basis	$771	$(763)	$2,199	$1,626	$2,078	$1,502

Weighted average number of shares outstanding (in millions)	561	561	569	569	577	577
Add: Adjustments relating to the dilutive impact of stock options	1	— (1)	3	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	562	561	572	572	580	580

(1)	For the year ended December 31, 2008, an adjustment of 1 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.

xi) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2008	2007	2006

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$5,020	$4,141	$6,417

Withdrawals from policyholders’ accounts	$7,076	$7,090	$6,510

xii) Liabilities for contract guarantees: The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2008, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees as at December 31, 2008:

			Weighted Average Attained
Benefit type	Account Balance	Net Amount at Risk	Age of Contract Holders

Minimum death	$27,141	$7,574	67
Minimum income	$2,289	$2,332	66
Minimum accumulation or withdrawal	$6,053	$1,046	63

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit as at December 31, 2008:

	Minimum	Guaranteed
	Guaranteed Death	Minimum Income
	Benefit	Benefit	Total

Balance as at January 1, 2007	$65	$157	$222
Benefit ratio and assumption changes	5	10	15
Incurred guaranteed benefits	28	1	29
Paid guaranteed benefits	(36)	(35)	(71)
Interest	3	28	31
Effect of changes in currency exchange rates	(12)	(23)	(35)

Balance as at December 31, 2007	53	138	191
Benefit ratio and assumption changes	207	36	243
Incurred guaranteed benefits	58	1	59
Paid guaranteed benefits	(63)	(20)	(83)
Interest	9	53	62
Effect of changes in currency exchange rates	39	(15)	24

Balance as at December 31, 2008	$303	$193	$496

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits were liabilities of $378 and $2,374 as at December 31, 2007 and December 31, 2008, respectively.
xiii) Disclosures relating to fair value measurements:
In compliance with SFAS 157, the Company has categorized its assets and liabilities that are carried at fair value on a recurring basis, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy. Financial assets and liabilities measured at fair value on a recurring basis on the Balance Sheets are categorized as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents, investments in publicly-traded mutual funds, exchange-traded equities and derivatives.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include government bonds, corporate and private bonds, certain asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), over-the-counter derivatives, and institutional mutual funds.
Level 3: Fair value is based on valuation techniques that require one or more of significant unobservable inputs or the use of broker quotes. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include a majority of commercial mortgage-backed securities (“CMBS”), certain ABS, certain structured products and corporate bonds, and embedded derivatives bifurcated from certain insurance contracts (“embedded derivatives”).
The following table presents the Company’s assets and liabilities that are carried at fair value on a recurring basis, by SFAS 157 hierarchy level, as at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Assets
Bonds — held-for-trading	$597	$14,534	$784	$15,915
Bonds — available-for-sale	1,015	40,537	1,258	42,810
Stocks — held-for-trading	959	103	—	1,062
Stocks — available-for-sale	3,162	177	36	3,375
Cash, cash equivalents and short-term securities	5,481	3,201	—	8,682
Derivative assets	16	2,610	47	2,673
Other invested assets — held-for-trading	151	52	1	204
Other invested assets — available-for-sale	269	385	6	660

Total general fund assets recorded at fair value	$11,650	$61,599	$2,132	$75,381

Segregated funds net assets	9,889	53,740	1,187	64,816

Total assets measured at fair value on a recurring basis	$21,539	$115,339	$3,319	$140,197

Liabilities
Amounts on deposit	$—	$78	$—	$78
Derivative liabilities	42	3,146	83	3,271
Embedded derivatives	—	—	2,469	2,469

Total liabilities measured at fair value on a recurring basis	$42	$3,224	$2,552	$5,818

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
The following table shows a reconciliation of the beginning and ending balances for assets and liabilities which are categorized as Level 3 for the year ended December 31, 2008:

		Total realized and unrealized
		gains (losses) (1)
							Change in unrealized
			Included in				gains (losses) included in
			other	Purchases,	Transfers in		earnings relating to
	Beginning	Included in	comprehensive	issuances, and	and/or out of	Ending	instruments still held at
	balance	earnings	income	settlements (net)	level 3	balance	the reporting date (1)

Assets
Bonds — held-for-trading	$1,288	$(661)	$—	$41	$116	$784	$(538)
Bonds — available-for-sale	1,346	(132)	(119)	(78)	241	1,258	(17)
Stocks — available-for-sale	19	(10)	5	22	—	36	—
Derivative assets	32	40	—	(25)	—	47	41
Other invested assets — held-for-trading	3	(8)	—	6	—	1	(8)
Other invested assets — available-for-sale	7	(1)	—	—	—	6	—

Total general fund assets recorded at fair value	$2,695	$(772)	$(114)	$(34)	$357	$2,132	$(522)

Segregated funds net assets	1,994	(39)	—	236	(1,004)	1,187	(29)

Total assets measured at fair value on a recurring basis	$4,689	$(811)	$(114)	$202	$(647)	$3,319	$(551)

Liabilities
Derivative liabilities	$16	$67	$—	$—	$—	$83	$71
Embedded derivatives	651	1,835	—	(17)	—	2,469	1,860

Total liabilities measured at fair value on a recurring basis	$667	$1,902	$—	$(17)	$—	$2,552	$1,931

(1)	For liabilities, losses are indicated in positive numbers.
Valuation techniques
Please refer to Note 5Ai) for fair value methodologies and assumptions. In addition, derivatives, such as guaranteed minimum accumulation benefits (“GMABs”) and withdrawal benefits (“GMWBs”), which are embedded in certain insurance contracts, are required to be bifurcated and reported separately at fair value under U.S. GAAP. The fair value of these embedded instruments is determined using various valuation assumptions, including certain risk margins and the Company’s own credit standing, as well as assumptions regarding policyholder behaviour.

www.sunlife.com Annual Report 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
xiv) Accounting for uncertainty in income taxes
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48). As a result of the implementation of FIN 48, the Company recognized an increase of $1 in the reserve for unrecognized tax benefits (UTBs), which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. Additionally, as a result of implementing FIN 48, the Company recorded $144 of UTBs related to a balance sheet reclassification (from the future tax liability to current tax liability) that did not impact retained earnings.
The liability for UTBs related to permanent and temporary tax adjustments, exclusive of interest, was $550 as at December 31, 2008 ($617 as at December 31, 2007 and $624 as at January 1, 2007). Of this total, $498 ($452 as at December 31, 2007) of tax benefits would favourably affect the Company’s effective tax rate if the tax benefits were recognized in the financial statements.
The net changes in the liability since January 1, 2007 are as follows:

UTB balance as at January 1, 2007	$624
Increase (decrease) related to tax positions in prior year	24
Increase (decrease) related to tax positions in current year	20
Increase (decrease) related to foreign exchange movement	(51)

UTB balance as at December 31, 2007	$617

Increase (decrease) related to tax positions in prior year	(191)
Increase (decrease) related to tax positions in current year	107
Increase (decrease) related to foreign exchange movement	17

UTB balance as at December 31, 2008	$550

The Company records interest and penalties related to income taxes as a component of other expense in the consolidated statements of operations. The Company has $51 of net interest and penalties accrued related to UTBs as at December 31, 2008 ($61 as at December 31, 2007). During 2008, the Company recorded a decrease of gross interest and penalties of $17 ($16 increase in 2007) in the consolidated statements of operations. The foreign exchange effect of the accrued interest is recorded in the currency translation account.
While the final outcome of the ongoing tax examinations is not yet determinable, the Company believes that an increase or decrease of the total amount of UTBs within the next 12 months would not materially impact its effective tax rate.
The following table summarizes, by major tax jurisdiction, the tax years that remain subject to examination by the relevant taxing authorities:

Tax Jurisdiction	Years Subject to Examination
Canada	2004 - forward
U.S.	2001 - forward
U.K.	2003 - forward
xv) Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities
In the fourth quarter of 2008 the Company adopted FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. U.S. GAAP requires additional disclosures about transfers of financial assets and interests in variable interest entities than the disclosures required under Canadian GAAP.
In order to determine whether the Company is (or is not) the primary beneficiary of a variable interest entity, the Company performs an assessment of the level of each party’s participation in controlling the entity by means other than a voting interest, which includes assumptions about the sufficiency of an equity investment at risk, the essential characteristics of a controlling financial interest, and the significance of voting rights in relation to economic interests. If the Company is exposed to the majority of the expected losses, the majority of the expected residual returns, or both, associated with a VIE then the Company is the VIE’s primary beneficiary and must consolidate the entity.
The VIE’s are generally financed with equity through the establishment of a trust by a trustee. The carrying amount of VIE’s for which the Company has significant influence have been included in bonds — held-for-trading, bonds — available-for-sale, and other invested assets on the consolidated balance sheets.

Sun Life Financial Inc.

APPOINTED ACTUARY’S REPORT
Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2008 and 2007 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.
Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 11, 2009

www.sunlife.com Annual Report 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as at December 31, 2008 and 2007, and the related consolidated statements of operations, equity, comprehensive income, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as at December 31, 2008 and 2007, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2009

Sun Life Financial Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Comments by Independent Registered Chartered Accountants on Canada- United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1, 2, and 26 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated February 11, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2009

www.sunlife.com Annual Report 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 11, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States Reporting Difference referring to changes in accounting principles.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2009

Sun Life Financial Inc.